As filed with the Securities and Exchange Commission on September 21, 2005
Registration No. 333-124506

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2/A Amendment No. 2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GOLDSPRING, INC.
(Exact Name of Registrant as Specified in Its Charter)

Florida	7389	65-0955118
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box 1118 Virginia City, NV 89440 (775) 847-5272
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

ROBERT T. FABER PRESIDENT AND CHIEF EXECUTIVE OFFICER P.O. Box 1118 Virginia City, NV 89440 (775) 847-5272
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
ROBERT S. KANT, ESQ.
SCOTT K. WEISS, ESQ.
GREENBERG TRAURIG, LLP
2375 East Camelback Road
Phoenix, Arizona 85016
(602) 445-8000

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after the effective date of this Registration Statement.
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $.001 par value per share	287,925,342	$0.06	$17,275,521	$2,053
(1)
Pursuant to Rule 416 under the Securities Act of 1933, we are registering shares of Common Stock currently outstanding as well as shares issuable upon the conversion of convertible notes and exercise of stock warrants.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED AUGUST 1, 2005

PROSPECTUS

287,925,342 Shares

GOLDSPRING, INC.

Common Stock

The shareholders of our company listed in this prospectus are offering for sale up to 287,925,342 shares of common stock, currently outstanding or that may be issued upon conversion of notes and exercise of warrants.

We expect that sales made pursuant to this prospectus will be made

• in broker's transactions,

• in block trades,

• in transactions directly with market makers, or

• in privately negotiated sales or otherwise.

We will not receive any of the proceeds of sales by the selling shareholders. We will pay the expenses incurred to register the shares for resale, but the selling shareholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.

The selling shareholders will determine when they will sell their shares, and in all cases, they will sell their shares at the current market price or at negotiated prices at the time of the sale. Securities laws and SEC regulations may require the selling shareholders to deliver this prospectus to purchasers when they resell their shares of common stock.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “GSPG.0B.” The last reported sale price of our common stock on the OTCBB on April 26, 2005 was $.057 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 to read about certain risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2005

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and related notes.

Our Company

We are a North American natural resource company, focused on gold and other precious metals. We are in the exploration stage, and our exploration program includes conducting test mining at our Billie the Kid / Lucerne property in northern Nevada. Our objective is to achieve growth and profitability through exploration at our current properties and acquisitions of projects that we believe we can bring into production within a short period of time.

The following table sets forth certain information regarding our current exploration projects.

Name	Location	Type

Billie the Kid/Lucerne	Storey and Lyon County, Nevada	Gold and silver - open pit test mining

Como	Lyon County, Nevada	Gold and silver claims

Gold Canyon	Lyon County, Nevada	Placer gold claims

Spring Valley	Lyon County, Nevada	Placer gold claims

Big Mike	Pershing County, Nevada	Lode and Placer copper claims

Alberta	Alberta, Canada	Non-energy mineral rights, including iron

Our Billy the Kid/Lucerne claims, which we call our Plum exploration project, are located between Carson City and Virginia City, Nevada, about 30 miles southeast of Reno in an area known as American Flat. Our Gold Canyon and Spring Valley projects are located in Lyon County, Nevada, and our Big Mike Copper project is located about two hours east of Reno in Winnemucca, Nevada.

Our Plum exploration activities include open pit gold and silver test mining. We have not yet established any proven or probable reserves meeting the requirements of SEC Industry Guide 7. Therefore, all of our activities are considered test mining and exploratory in nature. Test mining commenced in the third quarter of 2004. We have not as yet explored or developed our Como claims. We also have not completed any exploratory activities on our Gold Canyon, Spring Valley, or Big Mike properties. We have not established reserves on any of these properties. Therefore, there can be no assurance that we will be able to produce sufficient gold to recover our investment and operating costs.

We originally became a mineral company through an acquisition in June 2003. That acquisition, which had an effectuation date of March 2003, provided us with a number of Nevada-based placer claims, including the Gold Canyon and Spring Valley claims, and 17 unpatented lode claims called the Big Mike Copper property. In November 2003, we acquired the Plum Mine facility as well as water rights that are usable at Plum Mine and the Gold Canyon and Spring Valley placer claims. In a separate transaction, we obtained mineral permits in Alberta, Canada in May 2004.

Our History

We were incorporated in the state of Florida effective October 19, 1999 under the name Click and Call, Inc. We changed our name to STARTCALL.COM, Inc. on June 7, 2000 and to GoldSpring, Inc. on March 10, 2003.

Our Offices

We maintain our principal executive offices at 1200 American Flat Road, P.O. Box 1118 Virginia City, Nevada 89440. Our telephone number is (775) 847-5272.

Our website is located at www.goldspring.us. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-KSB, our proxy statements, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission. The documents are also available in print by contacting our corporate secretary at our executive offices.

The Offering

Common stock offered by the selling stockholders	287,925,342 shares

Common stock currently outstanding	250,201,992 shares

Use of proceeds	We will not receive any of the proceeds of this offering.

OCTBB Symbol	GSPG.OB

The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of June 30, 2005. These shares exclude the following:

•	64,479,010 shares issuable upon the conversion of our November 30, 2004, 8% convertible notes payable, convertible at a conversion rate of $0.1131 per share.

•	2,579,160 shares issuable upon conversion of accrued interest as of June 30, 2005 on our November 30, 2004, 8% convertible notes payable, convertible at a conversion rate of $0.1131 per share.

•	27,751,639 $0.20 warrants issued in connection with our November 30, 2004, 8% convertible notes payable.

•	60,876,957 shares issuable upon the conversion of our March 31, 2005, 12% secured convertible debentures payable, convertible at a conversion rate of $0.1131 per share.

•
730,525 shares issuable upon conversion of accrued interest as of June 30, 2005 on our March 31, 2005, 12% secured convertible debentures payable, convertible at a conversion rate of $0.1131 per share.

•	3,564,765 shares issuable upon the conversion of our March 18, 2005, 8% convertible notes payable, convertible at a conversion rate of $0.1131 per share.

•	35,645 shares issuable upon conversion of accrued interest as of June 30, 2005 on our 8% March 18, 2005, convertible notes payable, convertible at a conversion rate of $0.1131 per share.

Summary Financial Data

The following table sets forth our summary historical financial data. The statement of operations data for the fiscal years ended December 31, 2004 and December 31, 2003 and the balance sheet data as of December 31, 2004 have been derived from our audited financial statements, which are included elsewhere in this prospectus.

	Years Ended December 31,
	2004	2003

Statement of Operations Data:
Revenue	$955,380	$0
Costs and expenses:
Cost of sales	0
Depreciation and amortization	219,834	1,118
Reclamation, Exploration and Test Mining Expenses	6,800,011	387,557
General and administrative	1,430,596	2,214,957
Consulting and Professional Fees	659,931	―
Gain or derivative investments	238,620	―
Liquidated damage expense	(1,627,308)	―
Interest income	40,142	―
Interest expense	(65,997)	1,891
Net loss	(9,569,535)	(2,601,741)
Loss per share(1)	$(0.05)	$(0.02)

	December 31,
	2004	2003
Balance Sheet Data:
Cash and cash equivalents	$1,951,802	$364,138
Total assets	5,372,837	2,998,923
Convertible notes	11,100,649
Total stockholders’ equity (deficiency)	$(8,483,105)	1,840,649

 (1)  Loss per share for the year ended December 31, 2004 is computed by dividing net loss by the weighted average number of shares of common stock outstanding.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, including those set forth below. You should carefully consider these risk factors, together with all the other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Related to Our Business

We have limited resources and our inability to obtain additional financing could negatively affect our growth and success.

We have incurred substantial losses since our inception, and we are currently experiencing a cash flow deficiency from operations. Our current cash flow and capital resources are limited, and we may require additional funds to pursue our business. We may not be able to secure further financing in the future. If we are not able to obtain additional financing on reasonable terms, we may not be able to execute our business strategy, conduct our operations at the level desired, or even to continue business.

We have received a qualified report from our independent auditors.

The report by the independent auditors on our financial statements indicates that our financial statements have been prepared assuming that we will continue as a going concern. The report indicates that our recurring losses from operations and working capital deficit raise substantial doubt about our ability to continue as a going concern.

We have invested capital in high-risk mineral projects where we have not conducted significant exploration and engineering studies.

We have invested capital in various mineral properties and projects in North America where we may not have conducted sufficient exploration and engineering studies to minimize the risk of project failure to the extent that is typical in the mining industry. Our mineral projects involve high risks because we have not invested substantial sums in the characterization of mineralized material, geologic analysis, metallurgical testing, mine planning, and economic analysis to the same extent that other mining companies might deem reasonable. Standard industry practice calls for a mining company to prepare a formal mine plan and mining schedule and have these documents reviewed by a third party specialist. We do not have a formal mine plan that has been reviewed by a third party specialist. Because we have not established proven or porbale reserves, there can be no assurance that we will be able to produce sufficient gold to recover our investment and operating costs.

Our corporate officers lack technical training and mining experience.

Our corporate officers lack technical training and experience in operating a mine. With no direct training or experience in these areas, our corporate officers may not be fully aware of many of the specific requirements related to working within the mining industry. The decisions of our corporate officers may not take into account standard engineering or managerial approaches that operating mining companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to corporate officers’ lack of experience in the mining industry.

We will not be successful unless we recover precious metals and sell them for a profit.

Our success depends on our ability to recover precious metals, process them, and successfully sell them for more than the cost of production. The success of this process depends on the market prices of metals in relation to our costs of production. We may not always be able to generate a profit on the sale of gold or other minerals because we can only maintain a level of control over our costs and have no ability to control market prices. The total cash costs of production at any location are frequently subject to great variation from year to year as a result of a number of factors, such as the changing composition of ore grade or mineralized material production and metallurgy and exploration activities in response to the physical shape and location of the ore body or deposit. In addition, costs are affected by the price of commodities, such as fuel and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in production costs or a decrease in the price of gold or other minerals could adversely affect our ability to earn a profit on the sale of gold or other minerals.

We do not have proven or probable reserves, and there is no assurance that the quantities of precious metals we produce will be sufficient to recover our investment and operating costs.

Our success depends on our ability to produce sufficient quantities of precious metals to recover our investment and operating costs. We do not have proven or probable reserves. There can be no assurance that our exploration activities will result in the discovery of sufficient quantities of mineralized material to lead to a commercially successful operation.

The cost of our exploration and acquisition activities are substantial, and there is no assurance that the quantities of minerals we discover or acquire will justify commercial operations or replace reserves established in the future.

Mineral exploration, particularly for gold and other precious metals, is highly speculative in nature, involves many risks, and frequently is nonproductive. There can be no assurance that our exploration and acquisition activities will be commercially successful. Once gold mineralization is discovered, it may take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore, and in the case of new properties, to develop the processing facilities and infrastructure at any site chosen for mineral exploration. There can be no assurance that any gold reserves or mineralized material that may be discovered or acquired in the future will be in sufficient quantities or of adequate grade to justify commercial operations or that the funds required for mineral production operation can be obtained on a timely or reasonable basis. Mineral exploration companies must continually replace mineralized material or reserves depleted by production. As a result, there can be no assurance that we will be successful in replacing any reserves or mineralized material acquired or established in the future.

The price of gold fluctuates on a regular basis, and a downturn in price could negatively impact our operations and cash flow.

Our operations are significantly affected by changes in the market price of gold. Gold prices can fluctuate widely and may be affected by numerous factors, such as expectations for inflation, levels of interest rates, currency exchange rates, central bank sales, forward selling or other hedging activities, demand for precious metals, global or regional political and economic crises, and production costs in major gold-producing regions, such as South Africa and the former Soviet Union. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict. The demand for and supply of gold affect gold prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new mineral production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations, and private individuals. As the amount produced in any single year constitutes a small portion of the total potential supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price. If gold prices decline substantially, it could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

The use of hedging instruments may not prevent losses being realized on subsequent price decreases or may prevent gains being realized from subsequent price increases.

We may from time to time sell some future production of gold pursuant to hedge positions. If the gold price rises above the price at which future production has been committed under these hedge instruments, we will have an opportunity loss. However, if the gold price falls below that committed price, our revenues will be protected to the extent of such committed production. In addition, we may experience losses if a hedge counterparty defaults under a contract when the contract price exceeds the gold price. As of the date of filing of this report, we have no open hedge positions.

Since our business consists of exploring for or acquiring gold prospects, the drop in the price of gold will negatively affect our asset values, cash flows, potential revenues and profits.

We plan to pursue opportunities to acquire properties with gold mineralized material or reserves with exploration potential. The price that we pay to acquire these properties will be influenced, in large part, by the price of gold at the time of the acquisition. Our potential future revenues are expected to be derived from the production and sale of gold from these properties or from the sale of some of these properties. The value of any gold reserves and other mineralized material, and the value of any potential mineral production therefrom, will vary in direct proportion to variations in those mineral prices. The price of gold has fluctuated widely as a result of numerous factors beyond our control. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would negatively affect our asset values, cash flows, and potential revenues and profits.

We compete with other mineral exploration and mining companies.

We compete with other mineral exploration and mining companies or individuals, including large, established mining companies with substantial capabilities and financial resources, to acquire rights to mineral properties containing gold and other minerals. There is a limited supply of desirable mineral lands available for claim staking, lease, or other acquisition. There can be no assurance that we will be able to acquire mineral properties against competitors with substantially greater financial resources than we have.

Our activities are inherently hazardous and any exposure may exceed our insurance limits or may not be insurable.

Mineral exploration and operating activities are inherently hazardous. Operations in which we have direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration and production of gold and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or we could elect not to insure ourselves against such liabilities because of the high premium costs, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

We do not have proven or probable reserves, and our mineral calculations are only estimates; any material change may negatively affect the economic viability of our properties.

Substantial expenditures are required to acquire existing gold properties with established reserves or to establish proven or probable reserves through drilling and analysis. We do not anticipate expending sums for additional drilling and analysis to establish proven or probable reserves on our properties. We drill in connection with our mineral exploration activities and not with the purpose of establishing proven and probable reserves. Therefore, our activity must be called exploration or test mining. While we estimate the amount of mineralized material we believe exists on our properties, our calculations are estimates only, subject to uncertainty due to factors, including the quantity and grade of ore, metal prices, and recoverability of minerals in the mineral recovery process. There is a great degree of uncertainty attributable to the calculation of any mineralized material, particularly where there has not been significant drilling, mining, and processing. Until the mineralized material located on our properties is actually mined and processed, the quantity and quality of the mineralized material must be considered as an estimate only. In addition, the quantity of mineralized material may vary depending on metal prices. Any material change in the quantity of mineralized material may negatively affect the economic viability of our properties. In addition, there can be no assurance that we will achieve the same recoveries of metals contained in the mineralized material as in small-scale laboratory tests or that we will be able to duplicate such results in larger scale tests under on-site conditions or during production.

Our operations are subject to strict environmental regulations, which result in added costs of operations and operational delays.

Our operations are subject to environmental regulations, which could result in additional costs and operational delays. All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries and jurisdictions in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect our projects.

We have no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. We have no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If we are unable to fund fully the cost of remedying an environmental problem, we might be required to enter into an interim compliance measure pending completion of the required remedy.

We are subject to federal laws that require environmental assessments and the posting of bonds, which add significant costs to our operations and delays in our projects.

The Bureau of Land Management requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project undertaken by us. Our mineral exploration operations are required to be covered by reclamation bonds deemed adequate by regulators to cover these risks. We believe we currently maintain adequate reclamation bonds for our operations.

Changes in state laws, which are already strict and costly, can negatively affect our operations by becoming stricter and costlier.

At the state level, mining operations in Nevada are regulated by the Nevada Division of Environmental Protection, or NDEP. Nevada state law requires our Nevada projects to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under Nevada law. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have a negative impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

Title claims against our properties could require us to compensate parties, if successful, and divert management’s time from operations.

There may be challenges to our title in the properties in which we hold material interests. If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the effected property. The validity of unpatented mineral claims, which constitute most of our holdings in the United States, is often uncertain and may be contested by the federal government and other parties. The validity of an unpatented mineral claim, in terms of both its location and its maintenance, depends on strict compliance with a complex body of federal and state statutory and decisional law. Although we have attempted to acquire satisfactory title to our properties, we have not obtained title opinions or title insurance with respect to the acquisition of the unpatented mineral claims. While we have no pending claims or litigation pending contesting title to any of our properties, there is nothing to prevent parties from challenging our title to any of our properties. While we believe we have satisfactory title to our properties, some risk exists that some titles may be defective or subject to challenge. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration programs.

We have never paid a cash dividend on our common stock and do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends, and we do not plan to pay cash dividends in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no assurance that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Our business depends on a limited number of key personnel, the loss of whom could negatively affect us.

Robert Faber, Chief Executive Officer, President and acting-Chief Financial Officer, and John Cook, Chairman of the Board, are important to our success. If either of them become unable or unwilling to continue in their present positions, our business and financial results could be materially negatively affected.

If we fail to adequately manage our growth, we may not be successful in growing our business and becoming profitable.

We plan to expand our business and the number of employees over the next 12 months. In particular, we intend to hire additional administrative personnel. Our inability to hire and retain additional qualified employees could have a negative impact on our chances of success.

The issuance of securities by us may not have complied with or violated federal and state securities laws and, as a result, the holders of these securities may have rescission rights.

Securities issued by us may not have complied with applicable federal and state securities laws, the result of which is that the holders of these securities may have rescission rights that could require us to reacquire the securities.

Outstanding convertible securities and warrants may result in substantial dilution.

At June 30, 2005, we had outstanding 250,201,992 shares of common stock. In addition, we had outstanding convertible notes and various common stock purchase warrants. At June 30, 2005, these notes and warrants were convertible into or exercisable for a total of approximately 240 million additional shares of our common stock, subject to further anti-dilution provisions.

Our stock is a penny stock and trading of our stock may be restricted by the SEC’s penny stock regulations, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9, which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers that sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock. NASD sales practice requirements may also limit a stockbroker’s ability to buy or sell our stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives, and other information. Under interpretation of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy or sell our stock and have an adverse effect on the market for our shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The statements contained in this prospectus that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our “expectations,”“anticipation,”“intentions,”“beliefs,” or “strategies” regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2005 and thereafter; technological innovations; future products or product development; product development strategies; beliefs regarding product and technology performance; potential acquisitions or strategic alliances; the success of particular product or marketing programs; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under “Risk Factors.”

USE OF PROCEEDS

We will not receive any of the proceeds from sales of shares of common stock by the selling stockholders.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and do not anticipate paying such dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

Our common stock is currently traded on the OTC Bulletin Board under the symbol “GSPG:OB”. The following table sets forth the high and low bid prices for our common stock since we commenced trading on February 28, 2002.

	High	Low
2003
First quarter	$1.05	$0.06
Second quarter	$0.16	$0.01
Third quarter	$0.49	$0.05
Fourth quarter	$0.84	$0.27

2004
First quarter	$1.04	$0.66
Second quarter	$0.85	$0.28
Third quarter	$0.42	$0.17
Fourth quarter	$0.22	$0.10

2005
First quarter	$0.23	$0.06
Second quarter	$0.10	$0.03

As of June 30, 2005, we had over 2,000 holders of our common stock. That does not include the number of beneficial holders whose stock is held in the name of broker-dealers or banks. At June 30, 2005, we had 250,201,992 shares of common stock outstanding. The above quotations reflect the inter-dealer prices without retail mark-up, mark-down or commissions and may not represent actual transactions.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2004.

December 31, 2004
Common stock, $.000666 par value; 500,000,000 shares authorized; 171,120,482 issued and outstanding(1)	113,966

Treasury Stock	(67)

Additional paid-in capital	3,574,272

Convertible notes payable	11,100,649

Other liabilities	2,754,527

Accumulated deficit	(12,171,276)

Total shareholders’ deficiency	(8,483,105)

Total capitalization	$5,372,071

 (1) Excludes the following:

•	33,817,594 shares for which share certificates had not been delivered at December 31, 2004, but for which conversion notices were presented in December 2004.

•	64,479,010 shares issuable upon the conversion of our November 30, 2004, 8% convertible notes payable, convertible at a conversion rate of $0.1131 per share.

•	2,579,160 shares issuable upon conversion of accrued interest as of May 1, 2005 on our November 30, 2004, 8% convertible notes payable, convertible at a conversion rate of $0.1131 per share.

•	27,751,639 $0.20 warrants issued in connection with our November 30, 2004, 8% convertible notes payable.

•	60,876,957 shares issuable upon the conversion of our March 31, 2005, 12% secured convertible debentures payable, convertible at a conversion rate of $0.1131 per share.

•	730,525 shares issuable upon conversion of accrued interest as of May 1, 2005 on our March 31, 2005, 12% secured convertible debentures payable, convertible at a conversion rate of $0.1131 per share.

•	3,564,765 shares issuable upon the conversion of our March 18, 2005, 8% convertible notes payable, convertible at a conversion rate of $0.1131 per share.

•	35,645 shares issuable upon conversion of accrued interest as of May 1, 2005 on our 8% March 18, 2005, convertible notes payable, convertible at a conversion rate of $0.1131 per share.

Please read the capitalization table together with the sections of this prospectus entitled “Management’s Discussion and Analysis or Plan of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion provides information that we believe is relevant to an assessment and understanding of the consolidated results of operations and financial condition of our company. It should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.

The following discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the quarter ended June 30, 2005, as well as our future results.

Overview

We are a North American natural resource company, focused on gold and other precious metals. We are in the exploration stage, and our exploration program includes conducting test mining at our Billie the Kid / Lucerne property in northern Nevada. Our objective is to achieve growth and profitability through exploration at our current properties and acquisitions of projects that we believe we can bring into production within a short period of time. We currently own mineral property rights and conduct our primary exploration and test mining activities in Storey County, Nevada, located about 30 miles southeast of Reno, Nevada. This exploration project consists of the Plum Mine facility. We also own mineral permits in Alberta, Canada. We have no active operations in Canada.

Our current management team was reinstated in mid-February 2005 (see Part II, Item 1 - Legal Proceedings). One of our top priorities upon regaining control of the company was to improve efficiencies and increase test mining production at our Plum Mine. To this end, we hired a new mine manager, who has significant experience in gold mining, primarily in and around the area of our current exploration project. We also implemented modifications to our plant and equipment during the first half of 2005 to address our past difficulties and increasing efficiency. In the spirit of maximizing overall operating performance and reducing costs, effective August 1, 2005, the Company has consolidated its corporate office with the Plum Mine facility. The relocation will reduce costs and allow for more effective utilization of our resources, both human and capital. The new contact information for the corporate office and personnel is listed below.

The new contact information for the corporate office, effective August 1, 2005, is:

P.O. Box 1118
Virginia City, NV 89440
Tel 775.847.5272
Fax 775.847.4762
www.goldspring.us

Additional Contact Information:

Lisa Boksenbaum, Corporate and Investor Relations
(480) 203-0510
E-mail: lisab@goldspring.us

Robert Faber, President and CEO
E-mail: rfaber@goldspring.us

We believe that many of the non-operating issues that have plagued our company since early-December 2004 are now being resolved. We are now focusing our efforts on achieving positive cash flow and increased test mining production in 2005. Our ability to maintain that focus will depend largely upon our relationships with a number of our investors that are now note holders as the result of our 2004 financial restructuring. Although this debt obligation is substantial, we believe that we will be able to reach an arrangement with our investors that will allow us to structure the repayments in a manageable fashion.

During the first quarter of 2005, we incurred approximately $1.9 million of liquidated damages and other expenses related to our former Chief Executive Officer’s decision to withdraw the SEC registration statement and his failure to deliver common shares pursuant to the November 2004 restructuring agreement. We filed the SB-2 registration statement in April of 2005 and have delivered the shares. We are now in the process of trying to have the registration statement declared effective by the SEC. Until the registration statement is declared effective, we continue to incur liquidated damages under the November 30, 2004 Subscription Agreement (See Recent Financing Events and Restructuring for additional information). Between April 28, 2005 and July 26, 2005, we incurred approximately $600,000 in liquidated damages. Pursuant to the terms of the Subscription Agreement, the damages may be paid in cash or in unrestricted common stock. If paid in stock, we are required to pay 200% of the cash penalty, or approximately $1.2 million. Because we do not have the cash or stock which was issued in a registered transaction to pay the liquidated damages, we have reached a settlement agreement with the investors to pay the $1.2 million in liquidated damages in restricted common stock valued at $0.03 per share. We accrued approximately $1 million in the second quarter of 2005 to reflect this obligation. Pursuant to this settlement agreement, we will be issuing approximately 40 million shares of restricted common stock in the third quarter of 2005.

The Plum Mine exploration project showed material improvements in efficiency and test mining production in the second quarter of 2005. The crusher, which has been the primary source of setbacks in increasing test mining production, received substantial mechanical improvements early in the quarter. Due to these improvements, we crushed 144,000 tons of mineralized material in the second quarter, representing an increase of 141% from the first quarter 2005. We are in the final stages of taking over the crushing operations. Our third-party contractor has discontinued its crushing operations to allow for the set-up of our crushing equipment. We expect our crushing operations to commence in early September 2005. This transition from a third-party crushing operator to an in-house operation will bring immediate cost savings and should allow us to reach our target of crushing 60,000 tons of material per month. We also made significant improvements to the Merrill Crowe processing plant during the second quarter. Through a change in pumps and the addition of a second clarifier, we increased capacity at the plant from 100 gallons per minute to 300 gallons per minute and we are now operating 24 hours per day, 7 days per week. We will continue to focus on improving efficiency at the Plum Mine exploration project through the remainder of 2005.

The improvements at the Plum Mine have resulted in a steady increase in gold test mining production during the second quarter. We produced 353 ounces of gold in April, 527 ounces in May, 1,126 ounces in June, and we are ramping up to our target test mining production of 2,000 ounces of gold per month. Our primary objectives in the third quarter of 2005 are to achieve positive cash-flow and to improve our overall test mine operation. While we may generate an operating profit above our operating costs in 2005, we may not recover our total costs of this exploration project.

We continue to look for growth opportunities. This process consists of actively conducting exploration to identify additional mineralized material. The successful location of additional mineralized material on the existing property would allow us to expand the size and the lifespan of the Plum mining project, exclusive of new property acquisitions. It is our belief that we possess an advantage with our status as likely the only heap leach gold mining permit holder in the area. This permit is relatively difficult to obtain, and it is one that we can expand to include new areas in the event we locate and wish to process new deposits.

We also seek growth through the acquisition of mining projects which have proven in-ground reserves, advanced permitting, and solid exploration potential. We seek to acquire proven projects whose business operations and business models make those projects economically feasible for a company of our size.

In line with this strategy, on May 4, 2005, we announced that we executed a Letter of Intent to acquire the leases on three patented mineral claims from Comstock Gold, LLC. The Justice, Woodville, and Keystone claims are adjacent to our existing operation at the Plum Mine. The Letter of Intent is subject only to the successful completion of our due diligence and our board’s approval. We expect to complete our due diligence prior to September 30, 2005, after which time we plan to enter into a definitive purchase agreement. The proximity of these claims should allow us to explore the property in a cost-effective manner and likely increase the efficiency of our overall exploration activities. This acquisition is important for our company for a number of other reasons as well. First, the claims will expand our mining property by 40 acres, increasing our mineralized material inventory. Second, the claims will contribute to the enhancement of overall mine extraction and waste disposal efficiencies. Third, these claims will enlarge our footprint and have the potential for expanding the life of our existing Plum Mine exploration project. Finally, the addition of these properties will improve our geologic understanding of the entire physical area and its trends.

Results of Operations and Operational Plan

Our Plum Mine, which is located in Storey County, Nevada, went into test mining production in late third quarter 2004. We have not established reserves on this exploration project. Therefore, all of our activities on this property are considered test mining or exploratory in nature. Our mining operations essentially shut down in January 2005 due to a combination of harsh weather, equipment difficulties, and management disruption. Although test mining resumed when the current management was reinstated in mid-February 2005, the equipment difficulties continued throughout the first quarter. For example, between March 15, 2005 and April 1, 2005, we had no crusher output due to inoperable equipment. We have since taken steps to remedy our equipment challenges, including replacing the cone and screen plant on the crusher. Due to these improvements, we crushed 144,000 tons of mineralized material in the second quarter, representing an increase of 141% from the first quarter 2005.

We have made several other improvements to our equipment and test mining operations during the second quarter of 2005 to increase test mining production and improve efficiency. On the test mining side, we have added additional solution lines to the mineralized material on test leach pad number two, adjusted the amount of cement used during the agglomeration phase of processing, and added an agglomeraid to our mineralized material. We believe these adjustments will increase recovery results and minimize problems with the crusher. We have also increased test production capacity at our Merrill Crowe processing plant by adding a new clarifier, changing the pumps and raising the height of the vacuum tower. With these changes, we increased capacity at the plant from 100 gallons per minute to 300 gallons per minute and we are now operating 24 hours per day, 7 days per week. We believe the combination of the equipment modifications, operational improvements, and management changes made since late-February 2005 leaves us poised to reach our goals for 2005.

In the remainder of 2005, we plan to focus the bulk of our efforts on achieving additional improvements in both test production and efficiency at our Plum Mine test mining project. We are continuing to pursue operational improvements through enhancements to our existing processes. These enhancements are expected to stem from increasing our volume of test production combined with lowering the cost of our processes. Our objective for operational performance in 2005 is to establish a stable and predictable level of gold and silver test production at the Plum Mine resulting in profitability and positive cash flow. While we may generate an operating profit above our operating costs in 2005, we may not recover our total costs of this exploration project.

Comparative Financial Information:

	2004	2003	Difference
Revenue	$955,380	$0.0	$955,380

Exploration Expense	$6,800,011	$387,577	$6,412,434

Liquidated Damages	$1,627,308	$0.0	$1,627,308

Net Loss	($9,569,535)	($2,601,741)	($6,967,794)

In November 2003 we acquired The Plum Mining Company and immediately began building the infrastructure necessary to begin “test mining”. Our Company is an Exploration Stage enterprise and in accordance with Industry Guide 7 infrastructure expenditures such as haul roads, leach pads and start-up costs were expensed. The majority of our infrastructure work was performed in 2004 accounting for the $6.4 million variance between 2003 and 2004.

During the third quarter 2004 we sold our first shipment of gold from our “test mining” operation. During 2004 we sold a total of 2,286 ounces of gold at an average price of $419 per ounce.

In March 2004 we completed a private placement which was subject to Non-Registration Events Provisions (“Non-Registration Provisions”). The Non-Registration Provisions required us to file and cause to become effective a registration statement with the Securities and Exchange Commission so that investors may sell their shares of common stock without restriction. Pursuant to the Subscription Agreement, liquidated damages accrue at a rate of percent (2%) of the investment amount for each thirty day period or part thereof for not having an effective Registration Statement. In November 2004 we capitalized 100% or $1.1 million of liquidated damages as part of the November 2004 restructuring. Our November 2004 subscription agreement also required us to file a registration statement with the Securities and Exchange Commission no later than December 30, 2004 and to cause the registration statement to be declared effective no later than February 14, 2005. Our former Chief Executive Officer withdrew our pending registration statement and did not submit a new registration statement. His failure to submit the registration statement to the SEC by December 30, 2004 triggered liquidated damages to accrue at a rate of percent (2%) of the principal amount of the Debenture for each thirty day period or part thereof for not having an effective Registration Statement.

Placer Claims, Water Rights, and Mineral Permits

We originally became a mineral company through an acquisition of unpatented placer mineral claims and the Big Mike copper claims in June 2003 from Ecovery, Inc. Specifically, that acquisition provided us with a number of Nevada-based placer claims, including the Gold Canyon and Spring Valley claims, and 17 unpatented lode claims called the Big Mike Copper Project. This acquisition did not include any real property rights. In November 2003, we acquired the Plum mine facility as well as water rights that are usable at Plum Mine and the Gold Canyon and Spring Valley placer claims. In a separate transaction, we obtained mineral permits in Alberta, Canada in May 2004.

The Big Mike Copper Project is located in Pershing County, Nevada. It covers a total of 310 acres and consists of 17 unpatented lode claims and one placer claim. We have not established any proven or probable reserves that meet the requirements of SEC Industry Guide 7. We have not completed any exploration activity on the project. The property includes an open pit, mineralized material in a stockpile and waste dumps. We believe the property has exploration potential for primary and oxide copper. In November 2004, we entered into a Memorandum of Understanding to form a joint venture to begin exploration activities on this property. The negotiations were put on hold in December 2004 by the dispute over control of the company. We continue to look for a business partner to develop this project. We are still in discussions with the party who executed the Memorandum of Understanding in November 2004.

In May 2004, the Alberta government granted us mineral permits for all non-energy minerals on nearly 800 square miles of Alberta, Canada mineral property. Sedimentary Oolitic iron bearing material was discovered in 1953 from oil and gas drilling on the area of our mineral permits. We are in the process of reviewing existing data and conducting a pre-feasibility study on the project. The study will include new test work to follow-up earlier test work performed on the property. From 1995 through 1997, a series of tests were performed that showed the mineralized material present was amenable to treatment to produce iron pellets and pig iron. We are negotiating the acquisition of the coal rights in this area. We are also investigating the possible acquisition of the rights to the energy minerals, gas, and oil on this property.

This is an early stage project and our activities associated with this mineral area are exploratory in nature. We have not established any reserves on this property. The scope and size of this potential project will require substantial capital, time and outside assistance during both the pre- and post-feasibility stages. We are considering several financial alternatives, including a joint venture, to develop this project.

Liquidity and Capital Resources

We recognize that our cash resources are limited. Our continued existence and plans for future growth depend on our ability to obtain the capital necessary to operate, through the generation of revenue or the issuance of additional debt or equity. In July 2005, we received $800,000 in financing (See Recent Financing Events and Restructuring, below). While this additional funding will meet our immediate working capital needs, if we are not able to generate sufficient revenues and cash flows or obtain additional or alternative funding, we will be unable to continue as a going concern. As disclosed in the report of our independent registered public accounting firm in our financial statements provided in our Form 10-KSB for the year ended December 31, 2004, our recurring losses and negative cash flow from operations raise substantial doubt about our ability to continue as a going concern.

Under the terms of our November 2004 subscription agreement, we issued 8% convertible notes to an investor group. Under the terms of the notes, our first principal and interest repayment was scheduled for April 1, 2005. Prior to April 1, 2005, knowing that we did not have sufficient cash available to meet these obligations, we began negotiations with the major note holders in an effort to delay repayment of both the principal and interest amounts for a 12-month period. Our negotiations with these note holders regarding the repayment delay have so far been successful and we have reached a tentative agreement regarding the 12-month payment deferral. We remain optimistic that we will reach a definitive agreement. However, we are in default on these notes, and in the event we are not successful in achieving a payment deferral, we will be unable to meet the current note obligations. While failure to reach a resolution would likely cause us to seek external funding in order to meet our obligation, it is possible that we would be unable to secure such funding.

We have yet to realize an operating profit at our Plum Mine location. However, we believe that our Plum Mine operations will become profitable and generate positive cash flow during the year 2005. While we may generate an operating profit above our operating costs in 2005, we may not recover our total costs of this exploration project.

We expect to expand our existing test leach pads, which currently number three, to a total of either four or five test leach pads during 2005. The cost of this expansion will be approximately $600,000. We are also in the process of taking over the crushing operations from our third-party contractor. This transition requires us to acquire and assemble our own crushing equipment, at an approximate cost of $100,000. These expenditures represent our only major capital expenditures currently planned for 2005. We intend to finance our crushing equipment, our test leach pad expansion project and any other capital expenditures in 2005 through the issuance of debt and equity instruments to existing shareholders and other parties.

Restatement of Financial Statements

Upon review of the standards for reporting mineral reserves as defined by SEC Industry Guide 7 (“Guide 7”), we have concluded that we did not have sufficient information to establish the existence of reserves as of December 31, 2004 and that certain costs that we had incurred in the development of our mining facility must be expensed as exploration or “test mining” costs. We have restated our 2004 financial statements to classify all costs previously capitalized (the recovery of which is dependent upon the economical extraction of gold from the mineralized material we are currently processing), as test mining expenses. These costs, which total approximately $4.5 million net of accumulated depreciation, include our asset retirement obligation asset of $453,786. In connection with our restatement of our mineral property assets, we have also reversed depletion taken on our mineral properties totaling $43,256.

We have also restated our shareholders’ equity. On December 20, 2004, we received notice from holders of approximately $3.8 million of convertible notes of their intention to convert into shares of our common stock. In connection with the notice we reduced convertible notes payable by $3.8 million and recorded an additional 33,817,594 shares (converted at approximately $0.11 per share) at December 31, 2004. Upon further consideration, we have determined that since the shares had not been physically issued prior to year end, the liability and stockholders’ equity accounts should not be adjusted until the shares have been issued. Accordingly, we restated our convertible note and stock holder equity accounts by approximately $3.8 million. The restatement has no affect on net loss or cash flows as previously reported.

Recent Financing Events and Restructuring

On July 15, 2005, we completed a financing transaction, which has provided us with $800,000 in funding. In consideration for the financing, the Company has issued promissory notes with a face value of $1.2 million, reflecting an original issue discount of thirty-three and one-third (33.3%) percent. The term of the notes is two years, with an optional extension of one year at the option of the investor. The annual interest rate on the notes is 15% of the face value and is payable monthly. The funds will be used for working capital and general corporate purposes.

In 2004, we offered securities in a private placement transaction completed during March 2004 (the “March Offering”). In connection with the offering, we received gross proceeds of $10 million from a group of accredited institutional and individual investors. Subsequent to the offering’s close, we failed to meet certain requirements of the offering regarding filing an effective registration statement with the Securities and Exchange Commission. Under the terms of the March 2004 subscription agreement, failure to have an effective registration statement by the required date resulted in liquidated damages in the amount of 2% of the principal investment amount (i.e., $200,000) for each 30-day period until the registration statement was declared effective. We accrued approximately $1.1 million in liquidated damages through November 30, 2004 associated with our failure to cause our registration statement to be effective.

During the SEC review process of the registration statement we filed in connection with the March Offering, we learned that our founder and former Chief Executive Officer may have misrepresented the value of certain mineral properties that his company sold to us in a June 2003 transaction. Our discussions with the SEC led to our decision to restate our annual and quarterly SEC filings to reflect our reevaluation of the value of those mineral properties. This reevaluation led to an investigation into the activities of our founder. On November 9, 2004, we filed a lawsuit in Maricopa County (Arizona) Superior Court against Stephen B. Parent and four other defendants, together with their spouses, and Ecovery, Inc. (See - Legal Proceedings). In essence, the complaint alleges that Stephen Parent misrepresented the value of certain placer mining claims that his company, Ecovery, sold to us in 2003 in exchange for approximately 99,000,000 shares of our stock; that Ecovery no longer had good title to the mining claims when they were sold to us; that Mr. Parent and the other named defendants conspired to defraud us out of approximately 24,000,000 shares of our stock; and that Mr. Parent misappropriated more than $300,000 in company funds.

The allegations made in our lawsuit raised questions about the representations that our founder made during the March 2004 Offering. The delay in effectiveness of our registration statement combined with the allegations raised in the lawsuit caused concern among the investors in the March 2004 Offering. We worked with the investors to address their concerns in a manner that would not force us to pay a large cash penalty or face a lawsuit, both of which would be detrimental to our shareholders. In consideration for restructuring the original transaction, the investors agreed to grant us a release for any misrepresentations that may have been made, allowed us to capitalize the accrued liquidated damages, and provided us with an additional 90 days to cause the registration statement to become effective, thereby avoiding potential liquidated damages of $600,000 if the registration statement were to be filed before December 30, 2004.

As a result, and effective November 30, 2004, we restructured the private placement transaction. In connection with the restructuring, we exchanged the 21,739,129 shares of common stock and the 21,739,129 warrants to purchase shares of common stock issued to the investors in the March Offering for 8% convertible notes in the aggregate principal amount of approximately $11.1 million and four-year warrants to purchase 27,750,000 shares of common stock at an exercise price of $0.20 per share, subject to anti-dilution adjustments. The principal amount of the convertible notes consists of the original $10.0 million investment plus approximately $1.1 million of accrued penalties associated with the delay in effectiveness of our registration statement covering the resale of the shares of common stock held by the investors. The restructured subscription agreement also permitted the convertible note holders to convert their notes into common stock at a discounted conversion rate if they delivered their notices of conversion within 20 trading days of the November 30, 2004 restructuring closing date.

On or about December 9, 2004, Mr. Parent and fellow directors Jerrie W. Gasch and Purnendu K. Rana Medhi purportedly seized control of our company. They attempted to remove the remaining seven members of our board and announced their intention not to honor the restructured subscription agreement of November 30, 2004, which both Mr. Medhi and Mr. Gasch had approved. On December 21, 2004, Mr. Parent caused our pending registration statement to be withdrawn from SEC consideration, resulting in further delays to the registration process and additional liquidated damages. Mr. Parent remained in control of our corporate office until February 16, 2005 (See - Legal Proceedings). During his period of purported control of our company, Mr. Parent refused to honor our obligations under either the March 2004 subscription agreement or the restructured November 2004 subscription agreement.

On December 20, 2004, we received notice from holders of approximately $3.8 million of convertible notes payable of their intention to convert into shares of our common stock. As a result, we recorded the issuance of 33,817,594 shares on December 20, 2004. We were required to deliver certificates representing unrestricted, free-trading stock within three business days of our receipt of the notices of conversion. As discussed above, our former Chief Executive Officer did not deliver the stock certificates within the required period, resulting in material financial damages to our company.

Under the terms of the November 2004 subscription agreement, convertible note holders have the right to a mandatory redemption payment in the event we are prohibited or otherwise fail to deliver shares of our common stock to converting note holders. The mandatory redemption payment is calculated as an amount equal to multiplying the number of shares of common stock otherwise deliverable upon conversion of the note’s principal and interest multiplied by the highest price of our common stock for the period beginning with the Deemed Conversion Date (the date the holder elects to convert the note) and ending with the payment date. On March 7, 2005, we received a mandatory redemption payment demand relating to our failure to deliver stock certificates representing 29,573,803 shares of our common stock. Under the mandatory redemption payment provisions of the November 2004 subscription agreement, we repurchased the 29,573,803 shares of common stock at $0.23 per share, or $6,801,975. We issued a convertible note in the aggregate amount of $6,885,184 for the 29,573,803 shares and accrued interest.

On December 20, 2004, we received notice from holders of approximately $500,000 of convertible notes payable of their intention to convert into shares of our common stock. As a result, we recorded the issuance of 4,243,791 shares on December 20, 2004. We were required to deliver certificates representing unrestricted, free-trading stock within three business days of our receipt of the notices of conversion (the “Delivery Date”). The failure to deliver the shares by the Delivery Date resulted in liquidated damages of 1% of the Note principal amount being converted per business day after the Delivery Date. Our former Chief Executive Officer did not deliver the stock certificates within the required period. On March 18, 2005 we delivered the certificates representing the shares of common stock to these converting note holders. The 84 -day delay in delivering the shares resulted in liquidated damages of $403,175. We recognized these damages during the fourth quarter of 2004 and the first quarter of 2005. We issued convertible notes for the amount of liquidated damages due.

Our November 2004 subscription agreement required us to file a registration statement with the Securities and Exchange Commission no later than December 30, 2004 and to cause the registration statement to be declared effective no later than February 14, 2005. As discussed above, our former Chief Executive Officer withdrew our pending registration statement and did not submit a new registration statement during the period of his purported control of our company. His failure to submit the registration statement to the SEC by December 30, 2004 triggered liquidated damages to accrue under the November 2004 subscription agreement. Pursuant to the terms of the Subscription Agreement, the damages may be paid in cash or in unrestricted common stock. If paid in stock, we are required to pay 200% of the cash penalty. Because we do not have the cash or free-trading stock to pay the liquidated damages, we reached a settlement agreement with the investors to pay the liquidated damages in restricted common stock valued at $0.03 per share. The total liquidated damages accrued between December 30, 2004 and April 27, 2005 was approximately $ 1,776,000. Pursuant to this settlement agreement, we issued approximately 59 million shares of restricted common stock in April 2005.

During the first quarter of 2005, we incurred approximately $1.9 million of liquidated damages and other expenses related to our former Chief Executive Officer’s decision to withdraw the SEC registration statement and his failure to deliver common shares pursuant to the November 2004 restructuring agreement. We filed the SB-2 registration statement in April of 2005 and have delivered the shares. We are now in the process of trying to get the registration statement declared effective by the SEC. Until the registration statement is declared effective, we continue to incur liquidated damages under the November 30, 2004 Subscription Agreement. Pursuant to the terms of the Subscription Agreement, the damages may be paid in cash or in unrestricted common stock. If paid in stock, we are required to pay 200% of the cash penalty. Because we do not have the cash or stock which was issued in a registered transaction to pay the liquidated damages, we have reached a settlement agreement with the investors to pay the $1.2 million in liquidated damages in restricted common stock valued at $0.03 per share. We accrued approximately $1 million in the second quarter of 2005 to reflect this obligation. Pursuant to this settlement agreement, we will be issuing approximately 40 million shares of restricted common stock in the third quarter of 2005.

BUSINESS

Introduction

We are a North American natural resource company, focused on gold and other precious metals. We are in the exploration stage, and our exploration program includes conducting test mining at our Billie the Kid / Lucerne property in northern Nevada. Our objective is to achieve growth and profitability through exploration at our current properties and acquisitions of projects that we believe we can bring into production within a short period of time.

The following table sets forth certain information regarding our current exploration projects.

Name	Location	Type

Billie the Kid/Lucerne	Storey and Lyon County, Nevada	Gold and silver - open pit test mining

Como	Lyon County, Nevada	Gold and silver claims

Gold Canyon	Lyon County, Nevada	Placer gold claims

Spring Valley	Lyon County, Nevada	Placer gold claims

Big Mike	Pershing County, Nevada	Lode and Placer copper claims

Alberta	Alberta, Canada	Non-energy mineral rights, including iron

Our Billy the Kid/Lucerne claims, which we call our Plum exploration project, are located between Carson City and Virginia City, Nevada, about 30 miles southeast of Reno in an area known as American Flat. Our Gold Canyon and Spring Valley projects are located in Lyon County, Nevada, and our Big Mike Copper project is located about two hours east of Reno in Winnemucca, Nevada.

Our Plum exploration activities include open pit gold and silver test mining. We have not yet established any proven or probable reserves meeting the requirements of SEC Industry Guide 7. Therefore, all of our activities are considered test mining and exploratory in nature. Test mining commenced in the third quarter of 2004. The purpose of the test mine is to determine our capital and operating costs, metallurgical recoveries, and other mining factors, and demonstrate that we can make a profit over and above our capital and operating costs.We have not as yet explored or developed our Como claims. We also have not completed any exploratory activities on our Gold Canyon, Spring Valley, or Big Mike properties. We have not established reserves on any of these properties. Therefore, there can be no assurance that we will be able to produce sufficient gold to recover our investment and operating costs.

Employees

We have 18 employees, including our managers, administrative staff, engineers, geologists, lab technicians, and process operators. We use consultants with specific skills to assist with various aspects of our project evaluation, due diligence, and acquisition initiatives. We also use subcontractors in our test mining operations, which involve approximately 20 people, including a test mining and screening foreman.

Principal Markets

We plan to sell our production on world markets at prices established by market forces. These prices are not within our control.

Government Regulation

Mining operations and exploration activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances, and other matters. We have obtained or have pending applications for those licenses, permits, and other authorizations currently required to conduct our exploration and other programs. We believe that we are in compliance in all material respects with applicable mining, health, safety, and environmental statutes and regulations.

Reclamation

We are generally required to mitigate long-term environmental impacts by stabilizing, contouring, resloping, and revegetating various portions of a site after mining and mineral processing operations are completed. These reclamation efforts are conducted in accordance with detailed plans, which must be reviewed and approved by the appropriate regulatory agencies.

The Nevada Revised Statutes and regulations promulgated thereunder by the Nevada State Environmental Commission and the Nevada Division of Environmental Protection, Bureau of Mining and Reclamation require a surety bond to be posted for mining projects to assure we will leave the site safe, stable and capable of providing for a productive post-mining land use. Pursuant to the approved Reclamation Plan for Billie the Kid, we posted a surety bond in the amount of $553,000, of which $377,000 was in the form of a cash deposit and the balance was secured from a surety agent.

Competition

We compete with other mineral exploration and mining companies in connection with the acquisition of gold and other mineral properties. There may be competition for gold acquisition opportunities, some of which may involve other companies having substantially greater financial resources than we do.

Legal Proceedings

The State Court Case

On November 9, 2004, we filed a lawsuit in Maricopa County (Arizona) Superior Court against defendants Stephen B. Parent, Ron Haswell, Walter Doyle, Seth Shaw, Antonio Treminio, together with their spouses, and Ecovery, Inc., a Nevada corporation, or Ecovery.

The 12-count complaint alleges claims for violations of Arizona’s racketeering act, state-law securities fraud (primary and secondary liability), common-law fraud, negligent misrepresentation, breach of fiduciary duty, negligence/gross negligence, breach of contract, unjust enrichment/restitution, theft/conversion, conspiracy liability, and injunctive relief. In essence, the complaint alleges that Stephen Parent misrepresented the value of certain placer mining claims that his company, Ecovery, sold to us in 2003 in exchange for approximately 99,000,000 shares of our stock; that Ecovery no longer had good title to the mining claims when they were sold to us; that Mr. Parent and the other named defendants conspired to defraud us out of approximately 24,000,000 shares of our stock; and that Mr. Parent misappropriated more than $300,000 in company funds.

On November 29, 2004, we moved for a temporary restraining order, or TRO, prohibiting Mr. Parent and his spouse from selling, transferring, assigning, or otherwise disposing of up to approximately 123,000,000 shares of our stock in their possession. After a hearing, at which the Parents appeared through counsel, the Honorable Anna M. Baca granted the motion, conditioned on the posting of an $8 million bond. We did not post the bond, and the TRO was subsequently dissolved.

On or about December 9, 2004, Mr. Parent and fellow GoldSpring directors Jerrie W. Gasch and Purnendu K. Rana Medhi purportedly seized control of our company. Afterward, the Parent-led GoldSpring purported to fire Greenberg Traurig, LLP, or GT, as counsel for our company in this litigation and to hire Ronan & Firestone, PLC, or Ronan, as substitute counsel. Thereafter, on December 22, 2004, Ronan filed a stipulation to dismiss the lawsuit, purportedly on behalf of our company. Also on December 22, 2004, the Parents filed their answer, in which they generally denied the allegations of the complaint.

On December 29, 2004, GT filed a motion on behalf of our company to strike the stipulation to dismiss that Ronan had filed. Judge Baca heard oral argument on the motion on February 2, 2005 and took the matter under advisement. Further oral argument was heard on March 22, 2005. In light of the preliminary injunction that was issued in a related shareholder action in federal district court (discussed below), and the resolutions passed by our Board of Directors on February 22, 2005, Judge Baca granted the motion in an Order dated March 22, 2005 and struck Ronan’s purported stipulation to dismiss.

In the same ruling, Judge Baca said that “there are serious conflicts in the continued representation of the Parents in this lawsuit by Gust Rosenfeld.” The Court was referring to the fact that Parent had hired Gust Rosenfeld as our counsel after purportedly taking over our company on December 9, 2004. The Court therefore ordered further briefing on whether Gust Rosenfeld should be disqualified as the Parents’ counsel. Shortly thereafter, on March 28, 2005, Gust Rosenfeld voluntarily withdrew as the Parents’ counsel. The Parents have since retained new counsel. The discovery process is currently ongoing.

Mr. Treminio has since been dismissed from the suit in accordance with the terms of a prior settlement agreement between Mr Treminio and GoldSpring, Inc.. Mr. Shaw filed an answer, in pro per, on April 6, 2005, and generally denied the allegations of the complaint. Mr. Haswell and Mr. Doyle have filed answers and generally denied the allegations of the complaint. Ecovery, Inc. has not yet responded to the complaint.

The Federal Court Case

Background

Stephen B. Parent and several others purporting to represent a majority of the shareholders of our company adopted Consent Resolutions in Lieu of a Special Meeting of Shareholder’s dated December 9, 2004, and Mr. Parent, Jerrie W. Gasch, and Purnendu K. Rana Medhi, each of whom served as a director of our company until Mr. Medhi’s resignation in April 2005, adopted Directors’ Consent Resolutions (together the “December Consent Resolutions”) dated December 10, 2004. Taken together, the December Consent Resolutions, by their purported terms, removed John F. Cook, Robert T. Faber, Leslie L. Cahan, Todd S. Brown, Christopher L. Aguilar, Stanley A. Hirschman, and Phil E. Pearce as directors, rescinded the restructuring of a $10 million financing transaction entered into in March 2004, removed Mr. Faber as President of our company, named Mr. Parent as President of our company and his wife as Secretary of our company, designated Mr. Parent as the sole signing officer of our company’s bank accounts, and terminated our company’s legal counsel.

On December 22, 2004, Robert T. Faber and Leslie L. Cahan (collectively, the “plaintiffs”), who are shareholders and directors of our company, filed a lawsuit in the United States District Court for the District of Arizona, entitled Robert T. Faber, et al. v. Stephen B. Parent, et al., No. CV04-2960-PHX-EHC (“the Litigation”). The plaintiffs asserted claims in both their individual capacities and derivatively, on behalf of our company, against directors Stephen B. Parent, Jerrie W. Gasch, and Purnendu K. Rana Medhi (collectively, the “defendants”), alleging that, by adopting the Consent Resolutions, the defendants had unlawfully orchestrated an illegal coup to wrest control of our company from its current officers and directors. As discussed below, Messrs. Gasch and Medhi no longer support the Parent-led board.

The Temporary Restraining Order

Following a hearing on December 22, 2004, at which the Court heard evidence and argument of counsel, the Honorable Earl H. Carroll issued a December 23, 2004 Order Granting Plaintiffs’ Motion for Temporary Restraining Order, or TRO. The TRO precluded defendants and their agents from (1) making any withdrawals from any bank accounts of our company, other than reasonable withdrawals necessary to the daily operations of the business; (2) rescinding or interfering in any way with any transactions approved by our company’s Board of Directors prior to December 9, 2004; (3) entering into any contracts or agreements with third parties on behalf of our company or disposing of or transferring any property or assets of our company; and (4) issuing or otherwise transferring any stock or debentures.

The Court subsequently continued the TRO through February 15, 2005 and confirmed that none of the defendants were to receive any payments from our company during the pendency of the TRO. Despite the Court’s Order, the defendants have since produced business records of our company demonstrating that, after adopting the December Consent Resolutions, the defendants arranged for our company to pay them a collective total of $38,721, including $20,869 in payments to Stephen Parent.

The Preliminary Injunction and Notice of Appeal

Following additional hearings in which the Court heard witness testimony and evidence, the Court issued an Order on February 15, 2005 granting plaintiffs’ Motion for a Preliminary Injunction. The Preliminary Injunction ordered the reinstatement of our company’s Board of Directors as it existed prior to December 10, 2004. As a result of the Court’s Order, John F. Cook, Robert T. Faber, Christopher L. Aguilar, Todd S. Brown, Leslie L. Cahan, Stanley A. Hirschman, and Phil E. Pearce have been reinstated as directors. Stephen B. Parent, Jerrie W. Gasch, and Purnendu K. Rana Medhi remained directors until Mr. Medhi’s resignation in April 2005. The Court’s February 15 Order also stayed the implementation of the Consent Resolutions, and directed us to hold a special shareholders meeting within 30 days.

In concluding that the Preliminary Injunction should issue, the Court stated, “The Court is specifically concerned about the irreparable injury that would occur to GoldSpring and its shareholders and investors if Defendants [Mr. Parent, his wife, Jerrie W. Gasch, and Purnendu K. Rana Medhi] are permitted to manage the corporation. There is substantial evidence of Parent’s wrongdoing in his former position as CEO of GoldSpring, such as his misappropriation of corporate assets for his personal use. The Defendants’ attempt to rescind the [financing] transaction that was approved at the Board of Directors meeting on November 30, 2004 could adversely impact GoldSpring’s ability to meet its obligations under the agreement. Rescission of the refinancing transaction would prove detrimental for GoldSpring because the corporation would be forced to pay the $200,000.00 monthly penalty for failing to file the S-1 Registration with the SEC within ninety (90) days of the March 22, 2004 agreement between GoldSpring and [various investors]. This penalty had accrued to over $1,000,000.00 as of November 30, 2004.”

Thereafter, the defendants filed a motion for reconsideration in which they asked that the Preliminary Injunction be dissolved or, alternatively, that the Court clarify the injunction order and require the plaintiffs to post a bond. On February 25, 2005, the Court held a hearing on the defendants’ motion for reconsideration. The Court denied the defendants’ requests to dissolve the Preliminary Injunction and to require the posting of a bond. In response to defendants’ request for clarification of the injunction order, the Court ordered that our company is not to issue additional shares prior to the special shareholders meeting, and that the record date for the special shareholders meeting shall be December 9, 2004.

Our company believed that this ruling would disenfranchise the investors that participated in the November 30, 2004 restructuring transaction by preventing them from receiving and voting the shares they are entitled to receive through the conversion of their notes. A December 9, 2004 record date would also have disenfranchised all shareholders that acquired their stock on the open market after December 9, 2004.

Therefore, on February 28, 2005, our company filed a legal memorandum with the Court addressing these issues. In it, we pointed out that applicable federal securities laws require us to provide shareholders with current financial statements, which will not be available until March 31, 2005, and that Florida law and our company’s bylaws require that a record date be fixed in advance rather than in the past. On March 14, 2005, the Court held a hearing on these issues. After hearing argument of counsel, the Court indicated that it agreed with our position.

Accordingly, on March 17, 2005, the Court vacated its earlier Order directing us to hold a special shareholders meeting and setting December 9, 2004 as the record date for purposes of that meeting. The Court also vacated the provision of its February 25 Order prohibiting us from issuing additional shares. Finally, the Court reaffirmed its earlier Order reinstating our Board of Directors as it existed prior to December 10, 2004. In doing so, the Court ordered that the reinstated board shall remain in place until the Court orders otherwise.

On April 13, 2005, a notice of appeal was filed on behalf of defendants (the Parents, the Gaschs, and the Medhis) seeking to reverse the Court’s March 17 Order. On April 21, 2005, the Gaschs moved to dismiss their appeal. On June 10, 2005, the defendants (the Parents) filed their opening appellate brief. The plaintiffs filed their response brief on August 16, 2005. The defendants’ response brief is due on October 3, 2005.

The Investors’ Motion to Intervene

On March 2, 2005, Longview Fund LP, Longview Equity Fund, Longview International Equity Fund, and Alpha Capital AG (collectively, the “Investors”) moved to intervene in the litigation. In doing so, the Investors sought to dissolve the portion of the Court’s February 25, 2005 Order that prohibited our company from issuing stock to them under the refinancing transaction.

In their motion to intervene, the Investors alleged that they are holders of more than $3 million of Convertible Notes issued by us, which they received pursuant to the transaction in March 2004. The Investors further alleged that, under the terms of the Convertible Notes, they are entitled to convert the notes, in whole or in part, into our stock at any time. The Investors contended that, by preventing us from issuing stock, the Court’s February 25 Order is a de facto preliminary injunction in favor of the defendants, and effectively deprived the Investors of much of the benefits to which they are contractually entitled. Because the defendants had not met the requirements for injunctive relief, the Investors argued, that portion of the Court’s Order should be dissolved. Alternatively, the Investors asked the Court to order the defendants to post a $3.5 million bond to protect the Investors against any damages stemming from the de facto injunction.

On March 7, 2005, the defendants filed their response to the Investors’ motion. They contended that Judge Carroll’s February 25 Order was not an injunction and, in any event, that the Investors had failed to meet the requirements for intervention. Accordingly, they argued that the motion should be denied.

On March 18, 2005, the Court issued an Order denying the Investors’ motion as moot. The Court reasoned that, since its March 17 Order lifted the prohibition on the issuance of additional shares of our stock, the Investors had, in essence, already received the relief they requested in their motion to intervene. Therefore, the issues raised in that motion had become moot.

The Company’s Motion Re: the Gust Rosenfeld Retainer

After purportedly seizing control of our company on December 9, 2004, Stephen Parent, acting as the putative president of GoldSpring, authorized the payment of a $250,000 retainer to the law firm of Gust Rosenfeld using funds of our company. On March 1, 2005, we filed a motion for an order requiring Gust Rosenfeld to provide a detailed accounting of its use of these funds and to refund the unused portion.

On March 14, 2005, Gust Rosenfeld sent us a refund check for $83,903.38 and a “ledger” showing how the firm spent the other $166,096.62. Among other things, the ledger revealed that Gust Rosenfeld withdrew approximately $109,000 as payment for its attorneys’ fees and costs. The ledger also showed payments to other lawyers and outside vendors totaling approximately $57,000. Included in this amount were two “refund” payments to Stephen Parent totaling $21,000.

We have filed a reply brief asking the Court to order Gust Rosenfeld to provide a more detailed accounting of its expenditures, including billing invoices for legal services it purportedly rendered to our company. We have also asked the Court to require Gust Rosenfeld to provide a written explanation for the payments to other lawyers and outside vendors, as well as the so-called refund payments to Parent.

The “New” Consent Resolutions

On March 21, 2005, defendants Stephen and Judith Parent filed a “Motion for Order” asking the Court to remove certain directors of our company’s Board of Directors. Attached to the motion was a “Consent in Lieu of a Special Meeting of the Shareholders of GoldSpring, Inc.,” dated March 18, 2005 (the “March Consent”). The March Consent was nearly identical to the one adopted by the Parents and others on December 9, 2004. It purported to remove directors Robert T. Faber, John F. Cook, Leslie L. Cahan, Todd S. Brown, Christopher L. Aguilar, Stanley A. Hirschman, and Phillip E. Pierce as directors of our company. The March Consent was signed by shareholders Stephen Parent; Judith Parent; Aztech Environmental Industries, Inc.; Jasmine House, LLC; Frontline 2001, LLC; Jubilee Investment Trust PLC; Ronald M. Haswell; Mark and Jennifer Ward; Walter T. Plummer; Lynn Zollinger; Maia Ray; and Rita Hardy.

On March 25, 2005, our company and the plaintiffs filed a joint response to the Parents’ Motion for Order. In it, we argued that (1) the shareholders who signed the March Consent did not hold a majority of our company’s stock, which rendered the Consent ineffective; (2) the Parents solicited more than ten shareholders, and therefore violated Securities and Exchange Commission Rule 14a; and (3) the Parents cannot obtain the relief they seek because they have not asserted an affirmative claim in court.

The Parents filed a reply and supplemental reply on March 20, 2005, and April 11, 2005, respectively. In the reply, the Parents argued that the shareholders who signed the Consent do, in fact, hold a majority of the outstanding shares as of the date it was executed, and that any shares issued after that date are not to be counted. They also denied having solicited more than ten persons and denied any obligation to state an affirmative claim before seeking the relief asked for in their motion. In their supplemental reply, the Parents referred to our company’s recent Form 8-K filing (the “8-K”) with the Securities and Exchange Commission. In the 8-K, we disclosed that our company had issued (1) 59,203,918 shares of restricted common stock in connection with the Settlement Agreement Regarding Failure to File a Registration Statement; (2) six secured convertible notes in an aggregate amount of $6,584,005 in connection with the Settlement Agreement Regarding Mandatory Redemption Payment; and (3) convertible notes in the amount of $403,175 in connection with the Settlement Agreement Regarding Failure to deliver shares due upon conversion. The Parents contended that the transactions referred to in the 8-K constituted an unfair dilution of the “non-Merriman shareholders’” stock holdings.

On April 20, 2005, we filed a Supplemental Notice to inform the Court that Messrs. Gasch and Medhi do not support the March Consent. In addition, we informed the Court that Mr. Gasch had signed a Declaration that (1) Mr. Gasch never agreed to serve on the proposed board of directors contemplated by the March Consent, (2) that Mr. Gasch does not support the March Consent and, if the March Consent constituted a valid shareholder resolution (which we do not believe) Mr. Gasch would immediately vote to reinstate the entire Board of Directors as it currently exists, (3) Mr. Gasch denounces and rescinds the purported Director’s Consent Resolutions dated December 10, 2004 and no longer supports any of the resolutions or purported corporate actions contemplated in that purported consent, and (4) Mr. Gasch has terminated Gust Rosenfeld as his counsel because he no longer wishes to be associated with or jointed represented by Mr. Parent. Mr. Medhi also informed us that he resigned as a director of our Board of Directors as currently constituted and as a member of the board of directors designated by earlier consent resolution. We informed the Court that these developments constitute additional reasons to deny the Parents’ motion.

PROPERTIES

Plum (Billie the Kid/Lucerne)

Location, Access, and Title to the Property

We own the following mineral exploration projects: Billie the Kid /Lucerne gold and silver claims and the Como mineral Claims. The Billie the Kid/Lucerne claims are located in Storey and Lyon Counties, Nevada. The Billie the Kid/Lucerne exploration project is physically situated roughly three miles south of Virginia City, Nevada. Paved state highways from Reno, Carson City, and Virginia City provide access to the property. The Como mineral Claims are located in Lyon County, Nevada, approximately 15 miles east of Carson City, and have not been explored or developed by us.

Our property rights to the mineral properties consist of several mineral leases, unpatented mineral claims, and fee ownership of real property. We have a mineral exploration and mining lease agreement with Claire Obester and the Estate of Dorothy Obester dated January 1, 1997 covering mineral rights to five patented claims located in both Storey and Lyon Counties, including the Billie the Kid and Lucerne patented lode claims. The lease has a primary term of eight years, with an expiration date of January 1, 2005. The term may be extended for as long as exploration, development, mining, or processing operations are conducted on a continuous basis, without a lapse of activity for more than 180 days. We pay monthly lease payments of $500 until the mineral claims are put into production. Once production of minerals begins, we must pay a royalty to the lessor equal to the greater of $500 per month or a royalty percentage on the amount received by us on the sale of the mineral products less the costs incurred for marketing, distribution, processing and sales, commonly referred to as a Net Smelter Return. The royalty percentage varies based on the price of gold: 3% if gold is less than $400 per ounce, 4% if gold is at least $400 per ounce but less than $500 per ounce, and 5% if gold is $500 or greater per ounce. We are also responsible for payment and filing of annual maintenance fees, if any, and taxes for these claims.

We have a second mineral exploration and mining lease agreement with the Donovan Silver Hills, LLC dated September 1, 1999 covering seven patented claims and 13 unpatented claims located in Storey and Lyon Counties. The lease has a primary term of ten years, with an expiration date of September 1, 2009. The term may be extended as long as exploration, development, mining or processing operations are conducted on a continuous basis, without a lapse of activity for more than 180 days. We must pay monthly lease payments of $250 until the mineral claims are put into production. Once production of minerals begins, we must pay a royalty to the lessor amounting to the greater of $500 per month or a royalty percentage of the Net Smelter Returns. The royalty percentage varies based on the price of gold: 3% if gold is less than $400 per ounce, 4% if gold is at least $400 per ounce but less than $500 per ounce, and 5% if gold is $500 or greater per ounce. We are also responsible for payment and filing of annual maintenance fees, if any, and taxes for these claims.

In addition to the mineral leases, we hold 20 unpatented mineral claims in Storey County, hold eight unpatented mineral claims in Lyon County, and own title to 40 acres of land in Storey County. The W. Hughes Brockbank Living Trust has a lien against and a security interest in these unpatented mineral claims and the 40 acres of land pursuant to a Deed of Trust dated October 31, 2003, entered into with W. Hughes Brockbank Living Trust. The Deed of Trust was granted to secure a promissory note, dated October 31, 2003, in the amount of $1 million for the balance of the purchase price for the property. The non-interest bearing promissory note requires ten quarterly payments of $100,000 each. As of March 31, 2005, five payments have been made.

Present Condition of Property and Work Performed

We have not completed extensive characterization of mineralized material, geologic analysis, metallurgical testing, mine planning, or economic analysis on the Plum mineral assets. We have not established reserves on this property. Therefore, any activity we perform on the property is considered exploratory in nature. Part of our exploration includes operating a test mine. The purpose of the test mine is to determine our capital and operating costs, metallurgical recoveries, and other mining factors, and demonstrate that we can make a profit over and above our capital and operating costs.

Description of Equipment and other Infrastructure Facilities

We use 50 ton Caterpillar 773 haul trucks to haul the mineralized materials from the Billie the Kid/Lucerne open pit to the crushing and process facility located in the northeast corner of the property. The mineralized material is crushed, screened, and agglomerated in a self-contained portable crushing plant. The mineralized material is fed to an apron feeder by a front-end loader. The feeder provides a steady feed to a Pioneer jaw crusher. The crushed material is then conveyed to a Simplicity triple deck vibrating screen. The oversize material from the screen is filtered in closed circuit to a Symons 4-1/4-foot standard cone crusher where it is crushed and conveyed to the screen.

Prior to agglomeration, 10 pounds of Type II Portland Cement is added for every ton of mineralized material and metered on to the pugmill feed conveyor. All the two-inch material from the screen is conveyed to a Davis 1500 pugmill-agglomerator. We use a load-out hopper to drop a preselected amount of agglomerated material into the Caterpillar 773 haul trucks, which is then transported to and dumped on the leach pads. A chemical solution is then applied to the mineralized material on the leach pads. Pregnant solution is accumulated from the leach pad and is then pumped to the Merrill-Crowe recovery plant. The precipitate collected in the presses is collected, dried, and smelted on the property using an electric furnace to produce gold dore.

Our third-party contractor owns and provides the haul trucks, front end shovel, loaders, blade, dozer, hopper, crushers, screen, mobile crane, foot roller, water truck, conveyors, and generators. We own the Merrill-Crowe gold precipitation plant, the agglomerator, dozers, excavators, water truck, cement silo with a screw feeder, and conveyors. The Merrill-Crowe gold precipitation plant and the mineral processing equipment are less than a year old. Most of the other mining equipment we own that is located at the Billie the Kid/Lucerne facility is approximately 10 to 12 years old but is good condition. The total book value of our equipment associated with the Billie the Kid and the Lucerne facilities is approximately $1,000,000.

Power Utilization at the Plum Property:

We completed the installation of the grid power line to the crushing/screening/agglomeration system, replacing a Caterpillar 3516 (1000 kilowatt) diesel generator. The change has reduced our crushing costs and directly attributed to expanding our permit for teons crushed.

Geology, Structure and Mineralization

Several large low angle brecciated structural zones (faults) dominate the geology of the Billie the Kid/Lucerne deposit. The thickness of these structural zones ranges from 20 to 30 feet. Gold mineralization within the Billie the Kid/Lucerne deposit is closely associated with dikes and sills that are composed of Alta Andesite, a dark-colored, fine-grained volcanic rock, but these rocks are rarely or weakly mineralized. Hartford Rhyolite, a fine-grained volcanic rock, hosts approximately 70% to 80% of the gold mineralization and the remaining 20% to 30% is associated with Alta Andesite.

Mineralized Material

We have not established any proven or probable reserves that meet the requirements of SEC Industry Guide 7. Therefore, all of our activities are considered exploratory in nature. Part of our exploration includes operating a test mine. The purpose of the test mine is to determine our capital and operating costs, metallurgical recoveries, and other mining factors, and demonstrate that we can make a profit over and above our capital and operating cost. These test mining activities may provide us with sufficient data to prepare a formal mine plan and establish reserves.

		Mineralized material
	Tons	Avg. Au opt	Waste tons

Total Mineralized Material *	4,283,000	0.056	7,922,000

*Tonnage of mineralized material is undiluted and represents uncut values; it does not reflect waste dilution during mining or metal value losses in processing.

The mineralized material inventory established for cut value for $400 without moving the road ** that overlies part of the mineralized material is:

•	1,931,000 tons of ore @ 0.045 opt with 2,700,000 tons of waste

The mineralized material inventory established for cut value for $400 if we move the road ** that overlies part of the mineralized material is:

•	3,758,000 tons of ore @0.047 opt with 5,894,000 tons of waste

** Note: In accordance with our leases and Nevada law, we are permitted to reroute the road to pursue our mining of the property. We have not yet completed a feasibility study for rerouting the road.

Future Exploration Potential

We are conducting an exploration program to test surface mineral targets as well as deep underground bonanza targets by using geological mapping, geochemical/geophysical investigations and drilling.

Gold Canyon and Spring Valley (Placer Projects)

We own a 100% interest in the 25 federal unpatented placer claims located in Lyon County, Nevada that comprise the Gold Canyon and Spring Valley projects. The 25 unpatented placer claims cover approximately 850 acres and are located about 30 miles southeast of Reno and four miles south of Virginia City, Nevada. We have not completed any exploration activity on the Gold Canyon or Spring Valley properties. The properties are undeveloped and do not contain any open-pit or underground mines. We have not established any proven or probable reserves on the mineral claims. All of our activities associated with these properties are exploratory in nature. We purchased an RMS-Ross processing plant in late 2003 for use on these properties. The processing plant is stored at our Plum Mining property in American Flat, Nevada. We have no plans to begin test mining operations on these properties in the near-term.

The “Big Mike” Copper Project

We own a 100% interest in the 17 unpatented lode claims and one placer claim covering a total of 310 acres in Pershing County, Nevada that comprise the Big Mike Copper Project. The Big Mike Copper Project is located approximately 32 miles south of Winnemuca in Pershing County, Nevada. Access to this site is available by way of Grass Valley Road, a county maintained paved and gravel road, for 30 miles and then two miles on a BLM gravel road. The property is situated at an elevation of 5,000 to 5,500 feet. We have not completed any exploration activity or undertaken any geologic, engineering or economic studies on the Big Mike Copper Project. The property includes an open pit, mineralized material in a stockpile, and waste dumps. As the site was previously mined, there are also roads and graded areas on the property. Two cased water wells with rights to two cubic feet per second are also present on the property.

On November 1, 2004, we announced the signing of a Memorandum of Understanding with MBMI Resources, Inc, of Vancouver, Canada, to form a 50-50 joint venture to bring the Big Mike Copper Project into operation. As we have not established any proven or probable reserves on this property, any joint venture work would be exploratory in nature. The objective of the joint venture is to establish commercial copper production using a vat leaching process. The negotiations were put on hold in December 2004 by the dispute over control of the company. We continue to look for a business partner to develop this project. We are still in discussions with the party who executed the Memorandum of Understanding in November 2004.

Mineral Permits Acquired in Alberta, Canada

In May 2004, the Alberta government granted us mineral permits for all non-energy minerals on nearly 800 square miles of Alberta, Canada mining mineral property. Sedimentary Oolitic iron bearing material was discovered in 1953 from oil and gas drilling on the area of our mineral permits. We are in the process of reviewing existing data and conducting a pre-feasibility study on the project. This study will include new testwork to follow-up earlier testwork performed on the property. From 1995 through 1997, a series of tests were performed that showed the mineralized material present was amenable to treatment to produce enriched iron. We are in the final stages of acquiring the coal rights on this property. We are also investigating the possible acquisition of the energy minerals, gas and oil on this property.

This is an early stage project and our activities associated with this mineral area are exploratory in nature. We have not established any reserves on this property. The scope and size of this potential project will require substantial capital, time and outside assistance during both the pre- and post-feasibility stages. We are considering several financial alternatives, including a joint venture, to develop this project.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors, executive officers, and key employees:

Name	Age	Position

John F. Cook	65	Chairman of the Board of Directors
Robert T. Faber	45	President, Chief Executive Officer, and acting- Chief Financial Officer
Lisa S. Boksenbaum	32	Secretary and General Counsel
Christopher L. Aguilar	42	Director
Todd S. Brown	49	Director
Jerrie W. Gasch	72	Director
Stanley A. Hirschman	58	Director
Stephen B. Parent	59	Director
Phil E. Pearce	74	Director

John F. Cook has been the Chairman of the Board of our company since September 2004. Mr. Cook served as President and a director of our company from March 2003 until September 2004. From 1999 until March 2003, Mr. Cook served as a President and a director of Ecovery, Inc., a private Nevada corporation that sold its mining assets to our company in early 2003. For more than eight years, Mr. Cook has owned and operated Tormin Resources Limited, a privately held company incorporated in Ontario, Canada, through which he has provided consulting services to junior mining companies, including serving as an officer and/or director to the following companies: Anaconda Gold Corporation (1999 to present), formerly Anaconda Uranium Corporation, a TSX Venture Exchange company, where he currently serves as Chairman and previously served as the President and a director; Castlerock Resources (2002 to present), a TSX Venture exchange company with mining development interests in Canada, where he serves as Chairman of the Board of Directors; MBMI Resources Inc. (2002 to the present), another TSX Venture exchange company, where he serves as a director; GLR Resources, Inc. (1999 to the present), a TSX company with exploration and development interests in Canada, where he serves as a director; and Wolfden Resources, Inc. (1999 to the present), a TSX company with exploration and development interests in Canada, where he serves as a director.

Robert T. Faber has served as President and Chief Executive Officer of our company since September 2004 and Chief Financial Officer since June 2003. Mr. Faber served from 2002 until 2003 as Vice President of United Site Services, Inc., a privately held service consolidator in the waste service industry. Additionally, Mr. Faber served as an executive with Allied Waste Industries from 2001 until 2002, overseeing a $1.2 billion multi-state area and served as Chief Financial Officer with Frontier Waste Services, LLC from 1999 until 2001. Prior to joining Frontier Waste, Mr. Faber spent 17 years with Waste Management, Inc., a publicly traded environmental services company, during which time he served in senior positions both internationally and domestically. Mr. Faber’s positions included Director of Finance of Waste Management’s $1.4 billion multi-country International operations based in London, England and Vice President and Controller for several $100 million plus multi-state market areas. Mr. Faber is a certified public accountant.

Lisa S. Boksenbaum has been Secretary of our company since April 2005 and the General Counsel of our company since October 2003. Ms. Boksenbaum was a member of CBG Law Group, PLLC in Bellevue, Washington from December 1998 until September 2003.

Christopher L. Aguilar has been a director of our company since October 2004. Mr. Aguilar has been the General Counsel and Chief Compliance Officer of Merriman Curhan Ford & Co., a securities brokerage and investment banking subsidiary of MCF Corporation since March 2000. During the same period of time, he also served as General Counsel and Secretary of MCF Corporation, the publicly traded financial services holding company that provides institutional sales and trading, research, investment banking, corporate services, and asset management services through its wholly owned subsidiaries. From August 1995 to March 2000, Mr. Aguilar was a partner at Bradley, Curley & Asiano, a law firm located in San Francisco, California. Mr. Aguilar is an adjunct professor at the University of California, Hastings College of the Law.

Todd S. Brown has been a director of our company since October 2004. Mr. Brown has been a senior financial executive with Brown Capital Advisors, Inc., an advisory services company providing a wide range of services, including strategic planning, transactional assistance, due diligence, and financial management. Prior to joining Brown Capital Advisors, Mr. Brown was Senior Vice President, Chief Financial Officer, and a director of the Phoenix Restaurant Group, Inc. from 1994 to 1999. Mr. Brown previously was employed by an international accounting firm for 14 years, most recently as a senior manager.

Jerrie W. Gasch has been a director of our company since September 2004. Mr. Gasch is a Registered Geophsicist and Geologist with over 40 years of experience. Mr. Gasch founded Gasch & Associates of Sacramento, California in 1969 and currently serves as President of the company, where he remains actively involved in planning field strategies and data collection, as well as interpretation and application of findings. Under his management, Gasch & Associates has performed over 3,000 geological and geophysical investigations throughout the continental United States, Alaska and Central and South America. Mr. Gasch has managed such diverse projects as higher resolution reflection and refraction seismic surveys, electromagnetic and ground magnetic surveys, L.P. surveys, ground penetrating radar, vibration and blast monitoring surveys for the mineral industry. He has worked on large gold mining projects such as Homestakes McLaughln Open Pit Mine in Lake County California, Valdese Creek Placer Mine in Alaska, Yana Coacha Mine in Peru South America and numerous other gold exploration projects in Nevada, Idaho, Arizona, California and Costa Rica S.A. Prior to founding Gasch & Associates in 1969, Mr. Gasch worked as a geologist and geophysicist for the Department of Water Resources and the California Division of Mines and Geology.

Stanley A. Hirschman has been a director of our company since October. Mr. Hirschman has served since 1996 as President of CPointe Associates, Inc., a Plano, Texas executive management and consulting firm that specializes in solutions for companies with emerging technology-based products. He is Chairman of the Board of Bravo Foods International, Director of 5G Wireless Communications, an advisor of Redwood Grove Capital Management LLC, former Chairman of Mustang Software and former director of Imaging Diagnostic Systems, Inc. While at Mustang Software, Mr. Hirschman took a hands-on role in the planning and execution of the strategic initiative to increase shareholder value resulting in the successful acquisition of the company by Quintus Corporation. Mr. Hirschman is a member of the National Association of Corporate Directors and the KMPG Audit Committee Roundtable training program. Prior to that he held senior management positions with Software Etc., T.J. Maxx and Banana Republic. Mr. Hirschman is active in community affairs and serves on the Advisory Council of the Salvation Army Adult Rehabilitation Centers.

Stephen Parent is currently and has been a director of our company since March 2004.  Mr. Parent served as Chairman of the Board of Directors and Chief Executive Officer of our company from March 2004 until September 2004.  From March 2003 until March 2004, Mr. Parent was our Manager for our acquisitions and test mining operations.  Prior to founding our company, Mr. Parent worked in the  mining industry for over 20 years and most recently worked in the automotive industry for Penske’s United Auto Group (UAG) in Scottsdale, AZ during 2002 and 2003.  Mr. Parent served as Chief Executive Officer of Ecovery, Inc., a private Nevada corporation from June 1998 to March 2003 when it sold its mining assets to our company.  Since January 1995, Mr. Parent has served as President and Chief Executive Officer of Aztech Environmental Industries, Inc. In addition to his duties as a Director of our Company, Mr. Parent is actively involved in mining exploration and public mining company consulting. Mr. Parent and our Company are currently parties in litigation in  the State Courts of Arizona and the 9th Circuit Federal District Court where an appeal is pending regarding control of our Company. Mr. Parent and his wife filed for Chapter 13 Bankruptcy protection on September 26, 2002 and the bankruptcy was subsequently paid in full and discharged on March 5, 2004.

Phil E. Pearce has been a director of our company since October 2004. Mr. Pearce is an independent business consultant with Phil E. Pearce & Associates, and a member of the Board of Directors of a number of domestic and internationally headquartered companies. Mr. Pearce was Senior Vice President and a director of E.F. Hutton, Chairman of the Board of Governors of the National Association of Securities Dealers, a Governor of the New York Stock Exchange, and a member of the Advisory Council to the United States Securities and Exchange Commission on the Institutional Study of the Stock Markets. Mr. Pearce has been a featured speaker to the European Economic Committee in Belgium representing the United States on a symposium on public disclosures.

Directors hold office until the next annual meeting of shareholders or until their successor have been elected or qualified. Officers serve at the pleasure of the Board of Directors. There are no family relationships among any of our directors and officers.

The Audit Committee

The purpose of the Audit Committee is to oversee the financial and reporting processes of our company and the audits of the financial statements of our company and to provide assistance to our Board of Directors with respect to the oversight of the integrity of the financial statements of our company, our company’s compliance with legal and regulatory matters, the independent auditor’s qualifications and independence, and the performance of our company’s independent auditor. The primary responsibilities of the Audit Committee are set forth in its charter and include various matters with respect to the oversight of our company’s accounting and financial reporting process and audits of the financial statements of our company on behalf of our Board of Directors. The Audit Committee also selects the independent auditor to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit; reviews accounting and financial controls of our company with the independent auditor and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Brown, Hirschman, and Pearce, each of whom is an independent director of our company under Nasdaq rules as well as under rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that Mr. Brown (whose background is detailed above) qualifies as an “audit committee financial expert” in accordance with applicable rules and regulations of the SEC. Mr. Brown serves as the Chairman of the Audit Committee.

The Compensation Committee

The purpose of the Compensation Committee includes determining, or recommending to our Board of Directors for determination, the compensation of the Chief Executive Officer and other executive officers of our company and discharging the responsibilities of our Board of Directors relating to compensation programs of our company. The Compensation Committee currently consists of Messrs. Brown, Hirschman, and Pearce, with Mr. Hirschman serving as Chairman.

The Nominations and Corporate Governance Committee

The purposes of the Nominations and Corporate Governance Committee include the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the oversight of the selection and composition of committees of the Board of Directors, the oversight of the evaluations of the Board of Directors and management, and the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company. The Nominations and Corporate Governance Committee currently consists of Messrs. Aguilar, Brown, Hirschman, and Pearce, with Mr. Aguilar serving as Chairman.

The Nominations and Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company’s corporate secretary at our executive offices. The Nominations and Corporate Governance Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. The majority of the members of the Nominations and Corporate Governance Committee are independent, as that term is defined by Nasdaq.

The Board of Directors held a total of five meetings during the fiscal year ended December 31, 2004. The Audit Committee met separately at one meeting during the fiscal year ended December 31, 2004. The Compensation Committee held a total of one meeting during the fiscal year ended December 31, 2004. The Nominations and Corporate Governance Committee did not meet during the fiscal year ended December 31, 2004. Each of our directors attended at least 75% of the aggregate of (1) the total number of meetings of our Board of Directors held during fiscal 2004, and (2) the total number of meetings held by all committees of our Board of Directors on which such person served during fiscal 2004.

Compensation of Directors

Independent directors receive $3,000 per month, and the Chairman of the Audit Committee receives $4,000 per month. We also reimburse the members of our Board of Directors for actual expenses incurred in attending board meetings.

With the exception of the consulting services agreement for John F. Cook and employment agreement for Robert T. Faber described below, our officers and directors do not have employment agreements or consulting agreements relating to termination of employment or change-in-control agreements.

EXECUTIVE COMPENSATION

The following table sets forth, for the periods indicated, the total compensation for services provided to us in all capacities by our Chief Executive Officer. No other executive officer received aggregate compensation exceeding $100,000 during 2004.

SUMMARY COMPENSATION TABLE

				Long-Term
				Compensation
				Awards
				Securities	All Other
	Annual Compensation(1)			Underlying	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Options (#)	($)

Robert T. Faber(2)	2004	$115,000	$10,000	0	$0
President and Chief	2003	33,000	0	0	0
Executive Officer; Chief
Financial Officer

(1)	Executive officers received certain perquisites, the value of which did not exceed the lesser of $50,000 or 10% of that officer’s salary and bonus during fiscal 2004.

(2)	Mr. Faber has served as President and Chief Executive Officer since September 2004 and Chief Financial Officer since June 2003.

Stock Options

We did not grant stock options to directors, officers, or employees in 2004, and no stock options were exercised in 2004. There were no shares of common stock underlying unexercised stock options at December 31, 2004.

Employment Agreements

We have an employment agreement with Robert T. Faber extending through August 2009. The employment agreement provides for Mr. Faber to serve as our Chief Financial Officer and was not modified after Mr. Faber was appointed President and Chief Executive Officer. The employment agreement provides for base compensation of $120,000 per year, subject to increases to up to $200,000 per year if our company achieves designated revenue levels. The employment agreement also provides for incentive compensation as determined by our board of directors. In addition, the employment agreement provides for Mr. Faber to be granted options to purchase shares of our common stock at prices ranging from $.50 to $2.00 per share. Mr. Faber is entitled to a use of a company car, contributions to a 401(k) plan, and life insurance coverage.

The employment agreement with Mr. Faber contains a covenant not to compete with our company for a period of two years immediately following termination of employment. We may terminate Mr. Faber for “cause” as defined in the employment agreement. We will be required to pay Mr. Faber’s compensation during the term of the agreement if we terminate him without cause.

We had an employment agreement with Leslie Cahan extending through August 2005. The employment agreement provided for Mr. Cahan to serve as Director of Human Resources. The agreement provided for base compensation of $60,000 per year. As of August 1, 2005 Mr. Cahan is no longer an employee of our Company. Apart from his employment with the company, Mr. Cahan received $60,000 in consulting fees from us in 2004 through his wholly-owned company, Harlesk Nevada.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2005 before and after the offering by

•	each of our directors and executive officers,

•	all of our directors and executive officers as a group,

•	each person or entity known by us to own more than 5% of our common stock, and

•	each selling shareholder.

	Shares Beneficially		Shares Being	Shares Owned after
Name of Beneficial Owner	Owned		Offered	Offering
	Number(1)	Percent(2)	for Sale	Number	Percent

Directors and Executive Officers(3):
John F. Cook	6,750,000	2.9%	―	6,750,000	2.9%
Robert T. Faber	1,990,000	0.8%	―	1,990,000	0.8%
Lisa S. Boksenbaum	10,000	0.0%	―	10,000	0.0%
Christopher L. Aguilar	157,775	0.1%	―	157,775	0.1%
Todd S. Brown	―	0.0%	―	―	0.0%
Leslie L. Cahan	9,000,000	3.8%	―	9,000,000	3.8%
Jerrie W. Gasch	330,000	0.1%	―	330,000	0.1%
Stanley A. Hirschman	―	0.0%	―	―	0.0%
Stephen B. Parent	45,962,750	19.6%	―	45,962,750	19.6%
Phil E. Pearce	―	0.0%	―	―	0.0%

All directors and executive officers
as a group (ten persons)	64,200,526	27.4%	—	64,200,526	27.4%

5% Shareholders:
John W. Winfield(4)	87,694,050	34.56%	87,694,050	―	―
Longview Equity Fund and Longview International Equity Fund (5)	28,354,549	11.24%	28,354,549	―	―
Capital Ventures International (7)	18,903,020	7.46%	18,903,020
Gamma Opportunity Capital (8)	14,177,273	5.70%	14,177,273
Longview Fund, L.P. (9)	14,177,273	5.70%	14,177,273

Other Selling Shareholders:
Bristol Investment Fund, Ltd.	5,670,909	2.36%	5,670,909	―	―
LH Financial (Alpha Capital)	9,451,511	3.87%	9,451,511	―	―
Vertical Ventures, LLC	4,725,747	1.9%	4,725,747	―	―
Stonestreet Limited Partnership	6,616,056	2.74%	6,616,056	―	―
Wale Haven Fund Limited	2,835.455	1.19%	2,835.455	―	―
Portside Growth & Opportunity Fund	4,725,747	1.97%	4,725,747	―	―
Highbridge Capital Management (Smithfield Fiduciary LLC)	4,725,747	1.97%	4,725,747	―	―
Enable Growth Partners LP	3,780,602	1.59%	3,780,602	―	―
Titan Capital (TCMP3 Partners LLP)	1,890,291	0.80%	1,890,291	―	―
MCF Corporation	3,378,070	1.42%	3,378,070	―	―
Genesis MicroCap	1,890,291	0.80%	1,890,602	―	―
A. Tod Hindin	1,345,837	0.57%	1,345,837	―	―
Kenneth R. Werner Rev Tst DTD 7/20/96	1,345,837	0.57%	1,345,837	―	―
Thomas P. O’Shea, Jr.	567,090	0.24%	567,090	―	―
D. Jonathan Merriman	807,504	0.34%	807,504	―	―
Brock Ganeles	672,911	0.29%	672,911	―	―
Elise Stern	672,911	0.29%	672,911	―	―
Craig E. Sultan	719,012	0.31%	719,012	―	―
Carol Frankson	426,465	0.18%	426,465	―	―
Jon M. Plexico	378,056	0.16%	378,056	―	―
Peter Marcil	538,324	0.23%	538,324	―	―
David Bain	538,324	0.23%	538,324	―	―
Steven R. Sarracino	368,605	0.16%	368,605	―	―
Gregory S. Curhan	269,157	0.11%	269,157	―	―
John Hiestand	269,157	0.11%	269,157	―	―
Robert E. Ford	269,157	0.11%	269,157	―	―
Eric Wold	269,157	0.11%	269,157	―	―
Christopher Aguilar	269,157	0.11%	269,157	―	―
Peter A. Blackwood	269,157	0.11%	269,157	―	―
Erik Franklin	472,566	0.20%	472,566	―	―

 * Less than 1% of the outstanding shares of common stock

(1)
Includes, when applicable, shares owned of record by such person’s minor children and spouse and by other related individuals and entities over whose shares of common stock such person has custody, voting control, or power of disposition. Also includes shares of common stock that the identified person had the right to acquire within 60 days of May 1, 2005 by the exercise of vested stock options.

(2)
The percentages shown include the shares of common stock that the person will have the right to acquire within 60 days of May 1, 2005. In calculating the percentage of ownership, all shares of common stock which the identified person will have the right to acquire within 60 days of May 1, 2005 upon the conversion of convertible notes or the exercise of warrants or stock options are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other person.

(3)
With the exception of Messrs. Gasch and Parent, the directors and officers can be reached at our company’s offices at 8585 East Hartford Drive, Suite 400, Scottsdale, Arizona 85225. Mr. Gasch’s address is 3174 Luyung Drive, #2, Rancho Cordova, CA 95742, and Mr. Parent’s address is 16706 N. 109th Way, Scottsdale, AZ 85255.

(4)
Includes shares beneficially owned by John W. Winfield, Santa Fe Financial Corp., Portsmouth Square, Inc. and InterGroup Corporation. Mr. Winfield’s address is 820 Moraga Drive, Los Angeles, California 90049.

(5)	The address for Longview is c/o Redwood Grove Capital Management, 600 Montgomery Street, 44th Floor, San Francisco, California 94111.

(6)	The address for Jubliee Investment Trust and Pearl Corporate Finance Limited is One Great Cumberland Place, London W1H 7AL.

(7)	The address for Capital Ventures International is c/o Heights Capital Management, 101 California St., Suite 3250, San Francisco, CA 94111.

(8)	The address for Gamma Opportunity Capital is 600 Montgomery Street, 44th Floor, San Francisco, California 94111.

(9)	The address for Longview Fund, L.P. is c/o Viking Asset Management, LLC, 600 Montgomery Street, 44th Floor, San Francisco, California 94111.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

John F. Cook, Chairman of our Board of Directors, has a consulting agreement with us. We pay Mr. Cook for his professional mining consulting services at a rate of $500 per day.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 500,000,000 shares of common stock, $0.000666 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Florida law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc. The transfer agent’s address is 3200 Cherry Creek Drive South, Suite 43D, Denver, Colorado 80209, and its telephone number is (303) 282-4800.

PLAN OF DISTRIBUTION

We are registering under this prospectus a total of 287,925,342 shares of common stock, all of which shares may be sold from time to time by the selling shareholders. As used in this prospectus, "selling shareholders" includes transferees, donees, pledgees, legatees, heirs, or legal representatives that sell shares received from a named selling shareholder after the date of this prospectus.

No sales may be made pursuant to this prospectus after such date unless we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness. We will pay all expenses of registration of the shares for resale by the selling shareholders, but the selling shareholders will pay any discounts commissions or concessions associated with the sale of the shares.

The selling shareholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. At the time a particular offering of common stock is made and to the extent required, the aggregate number of shares being offered, the name or names of the selling shareholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions, or commissions and other terms constituting compensation from the selling shareholders, and any discounts, concessions, or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying prospectus supplement.

Sales of the common stock offered hereby may be effected by or for the account of the selling shareholders from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. The selling shareholders may effect such transactions by selling the common stock offered hereby directly to purchasers, through broker-dealers acting as agents for the selling shareholders, or to broker-dealers who may purchase such shares as principals and thereafter sell the shares from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by selling shareholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of the common stock offered hereby for whom such broker-dealers may act as agents or to whom they may sell as principals, or both. As to a particular broker-dealer, such compensation might be in excess of customary commissions.

When selling the common shares, the selling shareholders may enter into hedging transactions. For example, the selling shareholders may:

• enter into transactions involving short sales of the common shares by broker-dealers;

• sell common shares short themselves and redeliver such shares to close out their short positions;

• enter into option or other types of transactions that require the selling shareholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

• loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The selling shareholders may resell the shares of common stock being registered for resale hereby (i) in transactions that are exempt from registration under the Securities Act or (ii) as long as the registration statement of which this prospectus forms a part or to which it relates is effective under the Securities Act, and as long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares. There is no assurance that any selling shareholder will sell any common stock offered hereby, and any selling shareholder may transfer, devise or gift the common stock by other means not described in this prospectus. For example, in addition to selling pursuant to the registration statements of which this prospectus is a part or to which it relates, the selling shareholders also may sell under Rule 144.

The selling shareholders and any broker-dealers, agents, or underwriters that participate with the selling shareholders in the distribution of common stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act. Accordingly, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the common stock offered hereby and purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. We will not pay any compensation to any NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of common stock offered hereby will be borne by the selling shareholders.

We will not receive any proceeds from the sale of any shares of common stock by the selling shareholders. We have agreed to bear all expenses (other than selling commissions) in connection with the registration and sale of the common stock being offered by the selling shareholders. We have agreed to indemnify certain of the selling shareholders against certain liabilities under the Securities Act. Each selling shareholder may indemnify any brokerdealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

To comply with the securities laws of certain jurisdictions, if applicable, the shares of common stock offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualifications requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common stock offered pursuant to this prospectus may be limited in its ability to engage in market activities with respect to the common stock. Without limiting the foregoing, each selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. Those rules and regulations may limit the timing of purchases and sales of any of the common stock offered by the selling shareholders pursuant to this prospectus, which may affect the marketability of the common stock offered hereby.

The selling shareholders also may pledge the shares of common stock being registered for resale hereby to NASD broker/dealers pursuant to the margin provisions of each selling shareholder's customer agreements with such pledgees. Upon default by a selling shareholder, the pledgee may offer and sell shares of common stock from time to time as described above.

LEGAL MATTERS

The validity of the common stock in this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona.

EXPERTS

The balance sheet of GoldSpring, Inc. as of December 31, 2004 and the related consolidated financial statements of operations, changes in shareholders’ deficiency, and cash flows for the years ended December 31, 2004 and 2003, included in this prospectus have been audited by Jewett, Schwartz, & Associates, independent auditors, as stated in their report appearing herein (which expresses a qualified opinion), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

GOLDSPRING, INC.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of
Goldspring, Inc.

We have audited the accompanying consolidated balance sheet of Goldspring, Inc. as of December 31, 2004 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldspring, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the years then ended 2004 and 2003 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has incurred recurring operating losses and has a working capital deficit at December 31, 2004. The Company is working on various alternatives to improve the Company’s financial resources which are also described in Note 1. Absent the successful completion of one of these alternatives, the Company’s operating results will increasingly become uncertain. These conditions raise substantial doubt about the Company’s ability to continue as a going concern; however, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The financial statements as of and for the year ended December 31, 2004 have been restated to account for certain costs incurred in the development of the mining facility previously capitalized to exploration or test mining costs and shareholders’ equity have been restated to reinstate the convertible notes payable all further described in Note 1 to the financial statements.

The financial statements as of and for the year ended December 31, 2003 have been restated to account for the acquisition of the mineral interests acquired from Ecovery, Inc. as a reverse merger pursuant to the Plan of Reorganization, the cancellation of preferred stock, and the full reservation of deferred tax assets further described in Note 1 to the financial statements.

/a/ Jewett, Schwartz & Associates
Jewett, Schwartz, & Associates

Hollywood, Florida
March 31, 2005 except as to
Note 1 as to which the date is August 29, 2005

GOLDSPRING, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(As Restated)	(As Restated)
ASSETS

Current Assets:
Cash and cash equivalents	$1,951,802	$364,138
Prepaid expenses and other current assets	149,795	440,155
Inventories	288,688	—
Total Current Assets	2,390,285	804,293

PLANT, EQUIPMENT, AND MINERAL PROPERTIES

Mineral properties	1,334,837	1,334,837
Plant and Equipment	1,159,780	614,793
Total Property and Equipment	2,494,617	1,949,360

OTHER ASSETS

Reclamation deposit	377,169	145,000
Equipment purchase deposit	110,000	100,000
Total Other Assets	487,169	245,000
Total Assets	$5,372,071	$2,998,923

The accompanying notes are an integral part of these financial statements.

GOLDSPRING, INC.
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

	December 31, 2004	December 31, 2003
	(As Restated)	(As Restated)

CURRENT LIABILITIES
Accounts Payable	$589,799	$108,952
Accrued Expenses	792,884	49,322
Short-Term Lease Obligations	34,517	—
Current portion of long-term debt	11,521,776	400,000

Total Current Liabilities	12,938,976	558,274

LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES
Long-term debt, net of current portion	243,858	600,000
Long-term lease obligation, net of current portion	119,152	—
Long-term reclamation liability	553,190	—
Total Long-Term debt and other Long-term Liabilities	916,200	600,000

Total Liabilities	$13,855,176	$1,158,274

COMMITMENTS AND CONTINGENCIES (NOTE 8)

STOCKHOLDERS’ DEFICIT
Common stock, $.000666 par value, 500,000,000 shares authorized,
171,120,482 shares issued and outstanding	113,966	114,970
Treasury Stock	(67)	—
Additional paid-in capital	3,574,272	4,327,420
Accumulated deficit - Prior years	(2,601,741)	—
Accumulated deficit - Current year	(9,569,535)	(2,601,741)
Total Stockholders’ Deficiency	(8,483,105)	1,840,649

Total Liabilities and Stockholders’ Deficiency	$5,372,071	$2,998,923

The accompanying notes are an integral part of these financial statements.

GOLDSPRING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	(As Restated)
	2004	2003

Revenue from gold sales, net	$955,380	$	―

Cost and Expenses
Costs applicable to sales (exclusive of depreciation and
amortization shown separately below)	—		―
Depreciation and amortization	219,834		1,118
Reclamation, Exploration and Test Mining Expenses	6,800,011		387,557
General and Administrative	1,430,596		2,214,957
Other	659,931		―
	9,110,372		2,603,632

Other Income (Expense):
Gain on derivative investments, net	238,620		―
Liquidated damages expense (See Note 11)	(1,627,308)		―
Interest income	40,142		―
Interest expense	(65,997)		1,891
	(1,414,543)		1,891

Net Loss:	(9,569,535)		(2,601,741)

Net loss per common share - basic	$(0.051)		$(0.019)

Basic weighted average common shares outstanding	186,800,478		135,138,181

The accompanying notes are an integral part of these financial statements.

GOLDSPRING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
For the Years Ended December 31, 2004 and 2003

(Common Stock Par value, $.000666 per share; 500,000,000 shares authorized)

				GOLDSPRING, INC. f/k/a VISATOR, INC.

	Common Stock			STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	500,000,000 shares authorized
	Shares Issued	Shares Issued - Forward Stock Split	Total Shares Issued After Forward Stock Split	Par value $.000666 per share		Common Stock Subscribed		Stock Subscrip-tions Receivable		Treasury Stock Subscrip-tions Payable	Additional Paid-in Capital	Treasury Stock (at cost)	Accumulated Deficit	Total
Balance, December 31, 2002	83,699,081			$55,745		52,947		(52,947)		$20,000	$2,510,427	(20,000)	(2,614,051)	(47,879)
Retirement of common stock prior to stock split	(79,500,000)			(52,947)		(52,947)		52,947		(20,000)	52,947	20,000
Balance after retirement of stock	4,199,081			2,798							2,563,374		(2,614,051)	(47,879)
Stock Dividend Opening Balance Shares	4,199,081	419,908	4,618,989	277							(277)
Quasi-reorganization											(2,614,051)		2,614,051
Common stock issued to Ecovery for acquisition of mining interests	90,000,000	9,000,000	99,000,000	65,934							53,204			119,138
Common stock issued for consulting services in March 2003	24,000,000	2,400,000	26,400,000	17,582							2,062,418			2,080,000
Common stock issued for consulting services in August 2003	289,000	28,900	317,900	212							39,918			40,130
Common stock retired	(11,735)	(1,154)	(12,889)	(8)							1			(7)
Common stock issued for equipment deposit	800,000	80,000	880,000	586							99,414			100,000
Issuance of common stock - private placement	1,000,000	100,000	1,100,000	733							124,267			125,000
Issuance of common stock to Jubilee Investment Trust	36,000,000	3,600,000	39,600,000	26,374							1,758,634			1,785,008
Common stock issued for acquisition of water rights, plant, equipment and mineral interests	723,149		723,149	482							240,518			241,000
Consulting fees incurred
Net loss													(2,601,741)	(2,601,741)
Balance - December 31, 2003, Restated	161,198,576	15,627,654	172,627,149	114,970		—		—		—	4,327,420	—	(2,601,741)	1,840,649
Issuance of common stock for cash, net of issuance costs			22,182,462	14,773							9,414,008			9,428,781
Common stock issued for consulting services			50,000	33							41,967			42,000
Repurchase and retirement of common stock			(2,000,000)	(1,332)							(148,668)			(150,000)
Stock buyback and return to treasury											(74,933)	(67)		(75,000)
November Restructuring			(21,739,129)	(14,478)							(9,985,522)			(10,000,000)
Net loss													(9,569,535)	(9,569,535)
Balance, December 31, 2004			171,120,482	113,966	$	―	$	―	$	―	$3,574,272	(67)	$(12,171,276)	$(8,483,105)

The accompanying notes are an integral part of these financial statements.

GOLDSPRING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003
	(As Restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,569,535)	$(2,601,741)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	219,834	1,118
Liquidated damages from March 2004 financing and November 2004 restructuring	1,627,308
Consulting services provided in exchange for common stock	42,000	2,120,130

(Increase) decrease in operating assets:
Inventories	(239,439)	―
Prepaid and other current assets	290,360	(440,155)
Other current assets	―	―

Increase (decrease) in operating liabilities:
Accounts payable	480,847	108,952
Accrued expenses	216,902	―
Reclamation liability	553,190	―
Other	(13,934)
Total Adjustments to Reconcile Net Loss Used in Operating Activities	3,127,819	1,790,045
Net cash used in operating activities	(6,441,716)	(811,696)

CASH FLOWS FROM INVESTING ACTIVITIES:
Reclamation bond deposit	(232,169)	(145,000)
Equipment deposit	(10,000)	―
Acquisition of plant and equipment	(532,232)	(1,589,492)
Net used in investing activities	(774,401)	(1,734,492)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from the issuance of common stock	9,428,781	1,910,008
Principal payments on Note Payable	(400,000)	―
Purchase and cancellation of Company’s Common Stock	(150,000)	―
Purchase of Company’s Common Stock and returned to treasury	(75,000)	―
Proceeds from the issuance of note payable to related party	―	1,000,000
Net cash provided by financing activities	8,803,781	2,910,008

Net increase in cash and cash equivalents	1,587,664	363,820
Cash and cash equivalents, beginning of year	364,138	318
Cash and cash equivalents, end of year	$1,951,802	$364,138

Supplemental disclosures of non-cash investing and financing activities:
Issuance of common stock for the acquisitions of GoldSpring, LLC. and Ecovat, LLC	―	119,138
Issuance of common stock for the acquisition of The Plum Mining Company		200,000
Issuance of common stock for an equipment deposit	―	100,000
Issuance of common stock for acquisition of water rights		41,000
Purchase of assets under capital leases	168,202	―
Purchase of assets by long-term debt	63,269	―
Convertible notes issued in connection with November Restructuring	11,100,649

The accompanying notes are an integral part of these financial statements.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies

Summarized below are the significant accounting policies of GoldSpring, Inc. (“we,”“GoldSpring,” or the “Company”)

We were incorporated in the state of Florida effective October 19, 1999 under the name of Click and Call, Inc.. On June 7, 2000, we filed an amendment to our Articles of Incorporation changing our name to STARTCALL.COM, INC. On March 10, 2003, we changed our name to GoldSpring, Inc. Prior to December 31, 2002, we reported according to the criteria of a Development Stage Enterprise and presented our financial statements in accordance with Statements of Financial Accounting Standards (“SFAS”) Number 7, Accounting and Reporting by Development Stage Enterprises. However, we do not believe we now qualify for the criteria of reporting in the development stage and do not report as such.

Currently the primary nature of our business is the exploration and development of mineral producing properties.

The financial statements are presented on the basis that our company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. We have incurred operating losses since its inception. This condition raises substantial doubt as to our ability to continue as a going concern.

Our plans for the continuation of our company as a going concern include developing our Plum Mine into a profitable operation and potentially supplementing financing of our operations through sales of our unregistered common stock. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if we are unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

Restatement of Financial Statements

Our 2004 financial statements have been restated as follows:

Upon review of the standards for reporting mineral reserves as defined by SEC Industry Guide 7 (“Guide 7”), we have concluded that we did not have sufficient information to establish the existence of reserves as of December 31, 2004 and that certain costs that we had incurred in the development of our mining facility must be expensed as exploration or “test mining” costs. We have restated our 2004 financial statements to classify all costs previously capitalized (the recovery of which is dependent upon the economical extraction of gold from the mineralized material we are currently processing), as test mining expenses. These costs, which total approximately $4.5 million net of accumulated depreciation, include our asset retirement obligation asset of $453,786. In connection with our restatement of our mineral property assets, we have also reversed depletion taken on our mineral properties totaling $43,256.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

The effect of the restatements on the December 31, 2004 consolidated statement of operations is as follows

	As Previously	Effect of	As
	Reported	Restatement	Restated

Mineral Properties	$1,729,885	($395,048)	$1,334,837

Plant, Property and Equipment	$5,171,863	$(4,012,083)	$1,159,780

ARO/Reclamation Liability	$470,803	$82,387	$553,190

Net Loss	($5,080,016)	($4,489,519)	($9,569,535)

Net Loss per share	($0.3)	($0.02)	($0.05)

•
We have also restated our shareholders’ equity. On December 20, 2004, we received notice from holders of approximately $3.8 million of convertible notes of their intention to convert into shares of our common stock. In connection with the notice we reduced convertible notes payable by $3.8 million and recorded an additional 33,817,594 shares (converted at approximately $0.11 per share) at December 31, 2004. Upon further consideration, we have concluded that since the shares had not been physically issued prior to year end the liability and stockholders’ equity accounts should not be adjusted until the shares have been issued. Accordingly, we restated our convertible note and stock holder equity accounts by approximately $3.8 million. The restatement has no affect on net loss or cash flows as previously reported.

Our 2003 financial statements have been restated as follows:

•
In June 2003, we acquired the Spring Valley and Gold Canyon Placer claims and the unpatented copper mineral rights at Big Mike from Ecovery, Inc for 90 million shares of our Company’s common stock and $100,000... We did not acquire any real property rights in this transaction. The transaction had an effective date of March 11, 2003. The transaction between us and Ecovery was originally accounted for as a business combination that resulted in recording goodwill, an intangible asset, of approximately $8.9 million. After further investigation and consideration, we concluded that accounting for this transaction as a recapitalization more accurately reflects its nature. Three primary factors influenced the accounting treatment change for this transaction: (1) the change in control of our company based on the number of our shares issued to the 128 Ecovery shareholders in the transaction; (2) the sole officer and director of our company resigned effective the date of the transaction; and (3) we had no operations prior to the transaction. The accounting impact of treating this transaction as a recapitalization instead of a business combination is an elimination of $8.9 million of goodwill and a reduction of Additional Paid-in Capital by the same amount. Furthermore, because Ecovery was considered the control group following the close of the recapitalization transaction, we have recorded a book value for the assets we acquired from Ecovery equal to Ecovery’s historical book value. Specifically, the Gold Canyon and Spring Valley placer claims are carried at a value of $100,000, and the Big Mike copper claims are carried at a value of $119,138.

•
In connection with our review of the accounting treatment of the original transaction with Ecovery, we reviewed the issuance of the 46,500 convertible redeemable preferred shares to the original owner of the Gold Canyon and Spring Valley placer claims. Specifically, we reevaluated our accounting for certain convertible, redeemable preferred stock issued to Harlesk Nevada, a company controlled by Leslie L. Cahan, a director of our company since 2003. The terms of the sale of the claims to Ecovery, Inc. had included contingent consideration of up to $4.65 million for Harlesk Nevada, the seller. The $4.65 million obligation to Harlesk Nevada was going to be represented by convertible redeemable preferred shares, and was entirely contingent on the placer claims being put into profitable production. Since the substance of the economic arrangement between Harlesk Nevada and us was to provide a maximum financial benefit of $4.65 million to Harlesk Nevada by way of a 20% net proceeds royalty contingent obligation (subject to a continuing 2% NSR royalty) when and if the Gold Canyon and Spring Valley properties were put into profitable commercial production, we mutually agreed to cancel the preferred stock and restate the same obligation in a net proceeds royalty agreement between the parties. Accordingly the Gold Canyon and Spring Valley assets have been adjusted to reflect the cancellation of the preferred stock. This change has been restated to reflect our company’s financial situation. These changes in accounting treatment had no effect on our results of operations.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies — Continued

Restatement of Financial Statements, Continued

•
Prior to the transaction with Ecovery, we had entered into various contractual arrangements to issue common stock as consideration for investor relations, business advisory, and related consulting services. We issued a total of 26,726,932 common shares of common stock valued at $4,123,278 for consulting services during the period from February 2002 through March 11, 2003. The entire amount was originally recorded as an expense in 2003. Subsequent to the preparation of the financial statements, we reviewed the transaction and determined that $2,043,278 of the expense should have been recognized in fiscal 2002 to correspond with the 2,726,932 shares of restricted common stock issued during 2002 and that the remaining $2,080,000, relating to the 24,000,000 shares issued during 2003 should be recognized as an expense in 2003. Accordingly, the financial statements have been restated to reflect the correct allocation of the consulting services expense.

•
After careful consideration and review of negative and positive evidence regarding the realization of deferred tax assets, we have determined that, for the year ended December 31, 2003, it is more likely than not that any deferred tax asset arising from net operating loss carryforwards or temporary differences will not be recognized in the near term given our company’s current stage of evolution. Accordingly, the financial statements have been restated to reflect a full reservation of deferred tax assets with a corresponding adjustment to income tax benefit shown in the statement of operations.

The effect of the restatements on the December 31, 2003 consolidated statement of operations is as follows

	As Previously	Effect of	As
	Reported	Restatement	Restated

Consulting Expense	$4,123,278	($2,043,278)	$2,080,000

Deferred Tax Benefit	$940,000	($940,000)	$0

Net Loss	($3,705,019)	$1,103,278	($2,601,741)

Net Loss per share	($0.027)	$0.008	($0.019)

Principles of Consolidation

The consolidated financial statements include the accounts of our company and its wholly owned subsidiaries. All material inter-company transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies — Continued

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair market value because of the short maturity of those instruments. Furthermore, notes payable amounts approximate fair value at December 31, 2004.

Credit Risk

It is our practice to place our cash equivalents in high-quality money market securities with a major banking institution. Certain amounts of such funds are not insured by the Federal Deposit Insurance Corporation. However, we consider our credit risk associated with cash and cash equivalents to be minimal.

Impairment of Long Lived Assets and Long Lived Assets to be Disposed Of

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of Accounting Practice Bulletin (“APB”) Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that opinion).

This statement establishes the accounting model for long-lived assets to be disposed of by sale and applies to all long-lived assets, including discontinued operations. This statement requires those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. We adopted SFAS No. 144 in our evaluation of the fair value of certain assets described in Notes 2 and 3.

Derivatives

We may use derivative financial instruments as part of an overall risk-management strategy to hedge our exposure to changing metals prices. We recognize derivatives as assets or liabilities based on a fair value measurement. Gains or losses resulting from changes in the fair value of derivatives in each period are accounted for either in current earnings or other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in the fair value or cash flows of the hedging instruments and the hedged items. At December 31, 2004, we had no outstanding derivative instruments.

Inventories

We state inventories at the lower of average cost or net realizable value. At December 31, 2004, our inventories consisted of $239,944 of doré and bullion in our accounts at refineries and $48,744 of supplies and reagents compared to $0 of doré and $0 of supplies at December 31, 2003. We were unable to estimate our in-process inventories at December 31, 2004, as our gold production processes are still in their inception stage, and we do not yet have sufficient data available to accurately calculate in-process inventory. We value inventories at the lower of full cost of production or net realizable value based on current metals prices. We determine net realizable value by estimating value based on current metals prices, less cost to convert stockpiled and in-process inventories to finished products.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies — Continued

Revenue Recognition

Sales of gold and silver dore are recorded when title and risk of loss transfer to the refiner at current spot metals prices. Sales are calculated based upon assay of the dore’s precious metal content and its weight. Recorded values are adjusted upon final settlement from the refiner that usually occurs within 24 days of delivery. If we have reason to believe that the final settlement will materially affect our recognition of revenue because of a difference between the refiner’s assay of precious metals contained in the dore and ours, we establish a reserve against the sale.

Stock Issued For Services

We base the value of stock issued for services on the market value of our common stock at the date of issue or our estimate of the fair value of the services received, whichever is more reliably measurable.

Plant and Equipment

We state plant and equipment at cost. We provide depreciation and amortization in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives or productive value.

We capitalize expenditures for renewals and improvements that significantly extend the useful life of an asset. We charge expenditures for maintenance and repairs to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are removed from the accounts and any gain or loss is recognized at such time. We use the straight-line method of depreciation for financial reporting purposes, depreciating assets over useful lives ranging from 3 to 7 years.

We review the carrying value of our plant and equipment assets on a quarterly basis. Where information and conditions suggest impairment, we write down these assets to net recoverable amount, based on estimated future cash flows that may be attained from them.

Mineral Properties

We defer acquisition costs until we determine the viability of the property. Since we do not have proven and probable reserves as defined by Industry Guide 7, exploration expenditures are expensed as incurred.

We expense holding costs to maintain a property on a care and maintenance basis as incurred.

We review the carrying value of our interest in each property on a quarterly basis to determine whether an impairment has incurred in accordance with the Financial Accounting Standards Board (FASB) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Where information and conditions suggest impairment, we write down these properties to net recoverable amount, based on estimated future cash flows. Our estimate of gold price, mineralized materials, operating capital, and reclamation costs are subject to risks and uncertainties affecting the recoverability of our investment in property, plant, and equipment. Although we have made our best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect our estimate of net cash flows expected to be generated from our operating properties and the need for possible asset impairment write-downs.

Where estimates of future net operating cash flows are not available and where other conditions suggest impairment, we assess if carrying value can be recovered from net cash flows generated by the sale of the asset or other means.

We carry our property acquisition and capitalized plant and equipment costs at cost less accumulated amortization and write-downs.

Reclamation Liabilities and Asset Retirement Obligations

Minimum standards for site reclamation and closure have been established by various government agencies that affect certain of our operations. We calculate our estimates of reclamation liability based on current laws and regulations and the expected undiscounted future cash flows to be incurred in reclaiming, restoring, and closing our operating mine sites. When we incur reclamation liabilities that are not be related to asset retirements we recognize the obligations in accordance with Statement of Position No. 96-1.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.”

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies — Continued

SFAS 143 established a uniform methodology for accounting for estimating reclamation and abandonment costs. The Standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. FASB No. 143 requires us to record a liability for the present value of our estimated environmental remediation costs and the related asset created with it when a recoverable asset (long-lived asset) can be realized. In our case, the long-lived asset is directly related to the mining infrastructure costs being expensed by our Company. Since we do not yet have proven or probable reserves as defined by Industry Guide 7, and in accordance with FASB No. 143 our asset retirement obligation was expensed directly to reclamation expense.

Earnings Per Common Share

In calculating earnings per common share, we compute basic earnings per share by dividing net loss by the weighted average number of common shares outstanding, excluding the dilutive effects of common stock equivalents. For the years ended December 31, 2004 and 2003, we had net losses for which the affect of common stock equivalents would be anti-dilutive, accordingly only basic loss per share is presented.

Recent Authoritative Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards, or Statement, No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123(R) supersedes Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. Statement 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure is no longer permitted. Statement 123(R) is effective for small business issuers at the beginning of the first interim or annual period beginning after December 15, 2005. As permitted by Statement 123, we currently account for share-based payments to employees using APB 25's intrinsic value method. We expect to adopt Statement 123(R) on January 1, 2006 using the modified prospective method.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 with earlier adoption permitted. The provisions of this statement must be applied prospectively. Our adoption of SFAS 153 is not expected to have a material impact on our results of operations, financial position, or cash flows.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenditures during the reported periods. Actual results could differ materially from those estimates. Estimates may include those pertaining to the estimated useful lives of property and equipment and software, determining the estimated net realizable value of receivables, and the realization of deferred tax assets.

Risks and Uncertainties

We regularly evaluate risks and uncertainties and, when probable that a loss or expense will be incurred, record a charge to current period operations.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies — Continued

Income Taxes

We recognize deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be recovered. We provide a valuation allowance for deferred tax assets for which we do not consider realization of such assets to be more likely than not.

Note 2 — Mineral Properties

At December 31, 2004 and December 31, 2003, our mineral properties consisted of the following:

MINERAL PROPERTIES:	Dec. 31, 2004	Dec. 31, 2003

Placer Gold Properties	$100,000	100,000
Big Mike Copper Property	119,138	119,138
Plum Gold Properties (1)	1,025,699	1,025,699
Water rights	90,000	90,000
Less Accumulated Depreciation and Amortization	—	—

Balance at 12/31/04	$1,334,837	1,334,837

Placer Gold Properties and Big Mike Copper Property

In June 2003, we acquired GoldSpring, LLC (the Placer Gold properties) and Ecovat Copper Nevada, LLC (the Big Mike Copper property). Total consideration paid for the Placer Gold mineral properties and Big Mike Copper property was $100,000 cash and the issuance of 90,000,000 shares of common stock to Ecovery’s 128 shareholders, valued at $119,138 (Ecovery’s book value for the Big Mike Copper property), respectively.

We are required to pay a 2% net smelter royalty for gold production at the Placer Gold properties once the $4,650,000 20% net proceeds contingent production royalty obligation has been satisfied.

Plum Gold Properties

We acquired the Plum Mining Company, LLC (“Plum LLC”) in November of 2003 for a total of $1,400,000, consisting of a cash payment of $200,000, 549,177 restricted common shares valued at $200,000, and a non-interest bearing promissory note payable (See Note 5) for $1,000,000. The Plum LLC’s primary assets were the Plum Gold Properties.

We are required to pay royalties to the two lessors of our Billie the Kid/Lucerne project, totaling the greater of $1,000 per month or a percentage of the Net Smelter Returns. The percentage varies based on the price of gold: 3% if gold is less than $400 per ounce, 4% if gold is in the $400’s per ounce, and 5% if gold is $500 or greater per ounce.

 GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 3 — Plant, Property and Equipment

At December 31, 2004 and December 31, 2003, plant, property and equipment consisted of the following (See Note 1):

	At Dec. 31, 2004	At Dec. 31, 2003

Plant, Property and Equipment at Plum Mine location	$1,364,789	$611,411

Equipment, Corporate	14,825	4,500

Less Accumulated Depreciation	(219,834)	(1,118)

Balance at 12/31/04	$1,159,780	614,793

Included in plant, property and equipment at our Plum Mine location at December 31, 2004, is equipment under capital lease of $168,202. Future minimum lease payments for the related obligation under capital lease are $38,986 for 2005, $32,422 for 2006 and 2007, and $38,889 for 2008. We recorded depreciation expense on equipment under capital lease totaling $17,380 during the year ended December 31, 2004.

Note 4 — Reclamation Liability

The Nevada Revised Statutes and regulations promulgated by the Nevada State Environmental Commission and Division of Environmental Protection require a surety bond to be posted for mining projects to assure that a site is left safe, stable, and capable of providing for a productive post-mining land use. Pursuant to the approved Reclamation Plan for Billie the Kid, we posted a surety bond in the amount of $553,000, of which $377,000 was in the form of a cash deposit and the balance was secured from a surety agent.

At December 31, 2003, we were not subject to reclamation or closure liabilities and therefore had not accrued any amounts related thereto. During the third quarter of 2004, we assessed future closure costs at our Plum Mine properties in connection with an approved reclamation plan submitted to the Nevada Division of Environmental Protection. Accordingly, we recognized a reclamation liability based upon the undiscounted future cash flows estimated to be incurred in fulfilling our reclamation plan’s obligations.

Note 5 — Note Payable — Shareholder

We have a non-interest bearing note payable to a shareholder related to our purchase of the Plum Mining property. The note is payable in ten quarterly payments through June 2006. At December 31, 2004 and December 31, 2003, our balance owing was as follows:

	Dec. 31, 2004	Dec. 31, 2003
Balance	$600,000	-0-
Less current portion	(400,000)	-0-
Non-current portion	$200,000	-0-

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 6 — Convertible Notes Payable

We completed a private placement of securities transaction during March 2004 (the “March Offering”). In connection with the offering, we received gross proceeds of $10 million from a group of accredited institutional and individual investors. Subsequent to the closing of the March Offering, we failed to meet certain provisions of the offering that required for us to provide for an effective registration statement with the Securities and Exchange Commission.

As a result, and effective November 30, 2004, we restructured the private placement transaction and entered into a new subscription agreement. In connection with the restructuring, we exchanged 8% convertible notes in the aggregate principal amount of approximately $11.1 million and four-year warrants to purchase approximately 27.8 million shares of common stock at an exercise price of $0.20 per share, subject to anti-dilution adjustments, for 21,739,129 shares of common stock and 21,739,129 warrants to purchase shares of common stock issued in the March Offering. The principal amount of the convertible notes consist of the original $10.0 million investment plus approximately $1.1 million of accrued penalties associated with the delay in effectiveness of our registration statement covering the resale of the shares of common stock held by the investors. (See Notes 8 and 11).

The 8% convertible notes mature in November 2006. We must make monthly payments of 102% of 1/20th of the initial principal amount, together with accrued interest. We have the option to repay such amounts in shares of our common stock at a conversion rate equal to 85% of the average of the five lowest closing bid prices of our common stock during the 20 trading days preceding each payment date. We may prepay the outstanding principal amount by paying the holders of the notes 115% of the then-outstanding principal amount. Each holder of notes may convert the notes into shares of common stock at an initial conversion price of $0.20 per share, which is subject to anti-dilution adjustments. During the first 20 days following the closing date, the conversion price may be reduced to a price equal to 70% of the average of the five lowest closing prices of our common stock during the 20 trading days preceding the closing date.

On April 1, 2005, we failed to make our first payment on the notes and were in default of the terms of the convertible notes. Accordingly, at December 31, 2004 and December 31, 2003, we classified the entire amount outstanding as follows:

	Dec. 31, 2004	Dec. 31, 2003
Convertible Notes Payable-Current	$11,100,649	-0-
Convertible Notes Payable-Non-current	-0-	-0-
Total	$11,100,649	-0-

On December 20, 2004, we received notice from holders of approximately $3.8 million of convertible notes of their intention to convert into shares of our common stock. The applicable conversion rate was approximately $0.11 per share, and we were obligated to issue 33,817,594 shares of our common stock. Under the terms of the subscription agreement, we had three business days following receipt of the notice of conversion of notes to deliver to the note holders free-trading common stock certificates (the “Delivery Date”). Although the shares were due to be delivered in December 2004, they were not delivered until 2005. Our Consolidated Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2004 and 2003 do not reflect the issuance of the conversion shares until 2005.

The failure to deliver the shares by the Delivery Date resulted in liquidated damages of 1% of the note principal amount being converted per business day after the Delivery Date. We did not deliver the share certificates within the period required in the subscription agreement and as a result, in March of 2005, one note holder elected to demand payment of $6,854,005 pursuant to the mandatory redemption payment provisions of the subscription agreement and forfeit his right to receive the shares in favor of the payment. (See Note 13).

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Holders wishing to convert approximately $480,000 of convertible notes did not elect to demand payment pursuant to the mandatory redemption payment provisions of the subscription agreement. In March of 2005, we issued approximately 4.2 million shares (converted at approximately $0.11 per share) of our common stock to these converting note holders.

At December 31, 2004, we had accrued $304,644 in liquidated damages relating to our failure to deliver the shares to converting note holders.

Note 7 — Other Long-term Debt

During 2004, we purchased certain equipment and financed our purchases through GMAC and Ford Motor Company credit agencies. Aggregated principal and interest due pursuant to the financings is due monthly in equal installments of $1,054, at an averaged interest rate of 7.2%. The equipment purchased is pledged as collateral for the debt. At December 31, 2004 and December 31, 2003, we had the following amounts due under the financings as follows:

	Dec. 31, 2004	Dec. 31, 2003
Other Long-term Debt-Current	$8,501	-0-

Other Long-term Debt -Non-current	43,858	-0-
Total	$52,359	-0-

Principal payments on other long-term debt for the next five years are as follows:

2005	$9,302
2006	9,964
2007	10,676
2008	11,441
2009	10,976
2010 and thereafter	0

Note 8 — Commitments and Contingencies

Our March 2004 private placement, as restructured in November 2004, is subject to Non-Registration Events Provisions (“Non-Registration Provisions”) for the investors’ common stock that may be converted from convertible notes principal and interest and the exercise of common stock purchase warrants (see Notes 7 and 12). The Non-Registration Provisions generally require us to file and cause to become effective a registration statement with the Securities and Exchange Commission so that investors may sell their shares of common stock without restriction. To date, we have not been able to do so. Our November 2004 subscription agreement required us to file a registration statement with the Securities and Exchange Commission no later than December 30, 2004 and to cause the registration statement to be declared effective no later than February 14, 2005. As discussed above, our former Chief Executive Officer withdrew our pending registration statement and did not submit a new registration statement. His failure to submit the registration statement to the SEC by December 30, 2004 triggered liquidated damages to accrue under the November 2004 subscription agreement. Pursuant to the terms of the Subscription Agreement, liquidated damages accrue at a rate of percent (2%) of the principal amount of the Debenture for each thirty day period or part thereof for not having our Registration Statement declared effective. Furthermore, the damages may be paid in cash or in unrestricted common stock. If paid in stock, we are required to pay 200% of the cash penalty. Because we do not have the cash or free-trading stock to pay the liquidated damages, we reached a settlement agreement with the investors to pay the liquidated damages in restricted common stock valued at $0.03 per share. The total liquidated damages accrued between December 30, 2004 and April 27, 2005 was approximately $ 1,776,000. Pursuant to this settlement agreement, we issued approximately 59 million shares of restricted common stock in April 2005.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

During the first quarter of 2005, we incurred approximately $1.9 million of liquidated damages and other expenses related to our former Chief Executive Officer’s decision to withdraw the SEC registration statement and his failure to deliver common shares pursuant to the November 2004 restructuring agreement. We filed the SB-2 registration statement in April of 2005 and have delivered the shares. We are now in the process of trying to get the registration statement declared effective by the SEC. Until the registration statement is declared effective, we continue to incur liquidated damages under the November 30, 2004 Subscription Agreement (See Recent Financing Events and Restructuring for additional information). Pursuant to the terms of the Subscription Agreement, the damages may be paid in cash or in unrestricted common stock. If paid in stock, we are required to pay 200% of the cash penalty. Because we do not have the cash or free-trading stock to pay the liquidated damages, we have reached a settlement agreement with the investors to pay the liquidated damages in restricted common stock valued at $0.03 per share. The total liquidated damages accrued between April 28, 2005 and July 26, 2005, was approximately $ 1.0 million. Pursuant to this settlement agreement, we will be issuing approximately 40 million shares of restricted common stock in the third quarter 2005.

We recorded liquidated damages and other related expenses due to investors of our March 2004 offering and subsequent November 30, 2004 restructuring at December 31, 2003, December 31, 2004, first quarter 2005 and second quarter 2005 as follows:

Liquidated damages relating to:	2003	2004	Q1 2005	Q2 2005
March 30, 2004 Non-Registration Provisions	$-0-	1,100,651	—	—
November 30, 2004 Non-Registration Provisions	-0-	222,013	1,776,104	985,835
Failure to timely deliver shares upon notice of converting note holders	-0-	304,644	98,529	—
	$-0-	1,627,308	1,874,633	985,835

In connection with our settlement of liquidated damages, we have agreed to continue to pursue registration of securities with our investors and may be subject to additional liquidated damages if we are unable to file or make effective a registration statement in accordance with the terms of the settlement (See Note 13).

Note 9 — Income Taxes

We did not provide any current or deferred US federal or state income tax provision or benefit through the years ended December 31, 2004 and 2003, because we have experienced operating losses since our inception. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of a net operating loss, because of the uncertainty regarding its being realizable. ..

At December 31, 2004 and 2003, we had a net operating loss carry forwards of approximately $4.7 million and $9.8 million, respectively. Utilization of our net operating losses, which begin to expire in year 2024, may be subject to certain limitations under section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state tax laws. Due to the change in the nature of our operations and the expected likelihood that the net operating loss carry forwards may be utilized, we have elected to recognize a deferred tax benefit offset by an equal valuation allowance of approximately $3.4 million and $1.9 million, respectively, for the years ended December 31, 2004 and 2003, respectively.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Note 10 — Related Party Transactions

In addition to the related party transactions discussed in Notes 1 and 10, we had the following transactions with related parties:

On November 9, 2004, we filed a lawsuit in Maricopa County (Arizona) Superior Court against Stephen B. Parent, our former CEO and one of our directors. The complaint alleges that the director misrepresented the value of certain placer mining claims that his company sold to us in 2003 in exchange for approximately 99,000,000 shares of our stock; that his company no longer had good title to the claims when they were sold to us; and that the director incurred $307,190 in accountable expenses. We have asked, and given the director the opportunity, to provide appropriate documentation for any portion of the $307,190 that he believes to be legitimate business expenses. The $307,190 includes debit card withdrawals, credit card charges using the company’s accounts, a retainer to the director’s personal attorney and two laptop computers that the director has not returned to the company. As of April 14, 2005, we have received documentation from the director and are in the process of reviewing the material to evaluate whether the documentation is sufficient to support the expenses as legitimate business expenses. We are seeking the return of the portion of the funds that cannot be documented as legitimate business expenses and a return of the approximately 45 million shares of our common stock that the director received in 2003 in exchange for the mining claims.

As of December 31, 2004, the outcome of the litigation was uncertain. We have recorded a receivable from the director in the amount of $307,190. Due to uncertainties regarding collectability, we have fully reserved the amount of $307,190. We have not adjusted any accrual for a gain contingency regarding the potential return of the director’s shares of our common stock.

Note 11— Liquidated Damages

At December 31, 2004, we had recorded liquidated damages expenses due to investors of our March 2004 offering and subsequent November 30, 2004 restructuring as follows:

Liquidated damages relating to:	2004	2003
March 30, 2004 Non-Registration Provisions	$1,100,651	-0-
November 30, 2004 Non-Registration Provisions	222,013	-0-
Failure to timely deliver shares upon notice of converting note holders	304,644	-0-
	$1,627,308	-0-

Note 12 — Stockholders’ Equity

Retirement of Common Stock

Before we became GoldSpring, Inc., our Company, then known as Startcall, planned on operating as an Application Service Provider, or ASP, and offering real-time interaction technology as an outsource service. In December 2002 management entered into a Stock Purchase Agreement and Share Exchange with Web Intelligence Technology ApS and ARN Invest ApS (both Denmark Corporations) in consideration for the issuance of 79,500,000 shares of Startcall to ARN. The Company subsequently filed a Certificate of Amendment in the State of Florida changing its name to Visator, Inc. However, in February 2003 the parties to this agreement entered into a termination agreement and mutual release in which the parties agreed to terminate and deem null and void the Stock Purchase Agreement and Share Exchange. Pursuant to this agreement, ARN Invest returned the 79,500,000 shares of stock in consideration for the payment of $20,000 by the Company to Web Intelligence. The Company’s Management, upon termination of this agreement, determined that it was in the best interest of the shareholders to seek other business opportunities for the Company.

Cancellation of Shareholder Debt:

In March 2003, in consideration for the issuance of 1,198,726 restricted shares of common stock, certain shareholders of the Company canceled all of the debt and promissory notes and accrued interest owed to them by the Company. At December 31, 2002, these shares were recorded in stockholders equity as shares issued at an aggregate amount of $203,897.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Common Stock

In March 2003, we amended our articles of incorporation, to increase the authorized number of shares of common stock to 500,000,000.

Common Stock issued for Consulting Services

In March 2003, prior to the Ecovery transaction, we entered into three consulting agreements under which we issued an aggregate of 24,000,000 shares of common stock, with an aggregate offering price of $2,080,000 (fair market value at the time of the contracts) in exchange for consulting services. Such consulting services were expensed during 2003 (See Note 1).

In 2003, we issued 89,000 shares of common stock valued at $.17 per share, with an aggregate price of $15,130 for consulting services. Also in 2003, we issued 200,000 shares of common stock for geological services provided by a director of our company.

Common Stock issued in Connection with Ecovery Transaction

In June 2003, in connection with the Ecovery transaction, we issued 90,000,000 shares of common stock, valued at $119,138, to the 128 shareholders of Ecovery, Inc. in consideration for the acquisition of mining assets owned by Ecovery. This valuation represents Ecovery’s book value of the assets acquired, less the $100,000 cash paid to Ecovery. In this transaction, we acquired the Gold Canyon and Spring Valley gold placer claims in Lyon County, Nevada and the Big Mike lode and placer copper claims in Pershing County, Nevada.

Recapitalization:

As of June 30, 2003, the Company had disposed of all of its operating assets and was in the process of settling all of its outstanding liabilities and seeking a merger partner. Accordingly, the Company changed its business focus. In connection with our acquisition of assets from Ecovery, Inc. described above, we restated the balance sheet to reflect a recapitalization and the prior retained deficit was eliminated by charging paid-in capital. In effect, this gives the balance sheet a “fresh-start.” Beginning July 1, 2003 and continuing forward, we have credited net income and charged net losses to retained earnings.

Forward Stock Split

In September 2003, the Board of Directors approved a 10-for-11 forward split of our outstanding common stock. As a result of the stock split on September 15, 2003, 15,627,654 shares were issued, resulting in an increase of our outstanding share balance as of September 15, 2003 from 156,276,346 shares of common stock to 171,904,000 shares of common stock.

Common Stock issued for Plant, Equipment and Mineral Interests

In 2003, we issued 800,000 shares of our common stock valued at $.125 per share for a deposit on equipment to be purchased. We issued an additional 90,000,000 shares in connection with the Ecovery transaction and another 1,500,000 shares for the acquisition of the Plum Mining Company, LLC and the associated water rights.

Common Stock issued for Cash

In September 2003, we issued 36,000,000 shares of common stock at a price of $0.0496 per share, for an aggregate offering of $1,785,008. In addition, we issued 1,000,000 of our shares of common stock for $0.125 per share or $125,000.

March 2004 Offering

We completed a private placement of securities transaction during March 2004. In connection with the offering, we received gross proceeds of $10 million from a group of accredited institutional and individual investors through the issuance of 21,739,129 shares of unregistered restricted common stock at a price of $0.46 per share. The investors also received two forms of warrants in this transaction. The Green Shoe Warrants allowed the investor group to purchase an additional 10,869,575 shares of common stock under the same terms and conditions at a price of $0.46 per share. The Green Shoe Warrants are exercisable for a period of 180 days from the effective date of the registration statement. The series A warrants allow the investor group to purchase 10,869,575 shares of common stock at an exercise price of $0.86 per share and are exercisable during the four-year period ending March 2008. Subsequent to the completion of the offering, we failed to meet certain provisions of the offering that required us to provide for an effective registration statement with the Securities and Exchange Commission.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

As a result, and effective November 30, 2004, we restructured our $10.0 million private placement transaction. In connection with the restructuring, we exchanged 8% convertible notes in the aggregate principal amount of approximately $11.1 million and four-year warrants to purchase approximately 27,800,000 shares of common stock at an exercise price of $0.20 per share subject to anti-dilution adjustments for 21,739,129 shares of common stock and 21,739,129 warrants to purchase shares of common stock issued in the March Offering. The principal amount of the convertible notes consist of the original $10.0 million investment plus approximately $1.1 million of accrued penalties associated with the delay in effectiveness of our registration statement covering the resale of the shares of common stock held by the investors. (See Note 6).

We have agreed to file a registration statement to cover the resale of shares of common stock issuable upon conversion of the notes and issuable upon exercise of the warrants.

We exchanged the securities in reliance upon the exemptions provided by (a) Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) as securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange; and (b) Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

Stock Purchase Warrants

In connection with our November 30, 2004 restructuring agreement, we agreed to issue (detachable) 50 Class B Stock Purchase Warrants (“the Warrants”) for each one-hundred shares that the convertible notes could be converted into, assuming they were converted immediately after closing of the restructuring agreement. The Warrants are exercisable at $0.20 within four years of their issue date and are subject to registration rights. We estimated the fair value of the warrants at the time of issuance as nil and have not reflected any discount on the convertible notes relating to them.

Common Stock Issued to Related Party for Services

During 2004, we issued 50,000 shares of our restricted common stock to a director in exchange for services. The value of the common stock issued approximated the expense of the services we recognized.

Common Stock Issued for Cash

During 2004, we issued 22,182,462 shares of our common stock for cash totaling $9,428,781, net of direct issuance costs.

Common Stock Purchased

During 2004, we purchased 2,000,000 shares of our common stock for $150,000 and cancelled the shares.

Common Stock Retired to Treasury

During 2004, we purchased 100,000 shares of our common stock for $75,000 and returned them to the treasury.

Note 13 — Subsequent Events

Settlement of Mandatory Redemption Payment Payable

During December 2004, we received notice from a holder of approximately $3.8 million of convertible notes of their intention to convert into shares of our common stock. We did not issue or deliver the common stock within the period required in the subscription agreement and as a result, one note holder elected to demand payment pursuant to the mandatory redemption payment provisions of the subscription agreement. On March 31, 2005, we entered into a Settlement Agreement (“Settlement”) with the holder of the $6,854,005 liability and agreed to convert the liability into six Convertible Debentures (“the Debentures”). The Debentures are subject to various covenants and conditions, including, but not limited to anti-dilution rights and protective rights.

GOLDSPRING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

Secured Convertible Debentures

The Debentures accrue interest at 12% per annum and are payable in monthly installments of principal and interest over a 24 month period with the remaining entire balance of unpaid principal and interest due on March 31, 2007. The debentures are subject to the following terms:

Conversion Rights

The Debentures are convertible, in all or in part, into shares of our common stock (“Conversion Shares”) at any time. The conversion price shall is equal to the lesser of: (i) eighty-five percent (85%) of the average of the five (5) lowest closing bid prices of the common stock as reported by Bloomberg L.P. for the twenty (20) trading days preceding the date the Company was obligated to pay the mandatory redemption Payment; and (ii) eighty-five percent (85%) of the average of the five (5) lowest closing bid prices of the common stock as reported by Bloomberg L.P. for the twenty (20) trading days preceding the date of any such conversion; provided, however, until the effective date of the registration statement (see below), the conversion price shall be fifty-percent (50%) of the average of the five (5) lowest closing bid prices of the Common Stock as reported by Bloomberg L.P. for the twenty (20) trading days preceding the date of any such conversion. In no event shall the conversion price be higher than (i) $0.1131 and (ii) the conversion price of the convertible notes (See Note 6), as adjusted from time to time, whichever is lower.

Security Agreement

Pursuant to the terms of the Settlement Agreement, the Debentures are granted a priority collateralized position, second only to our note payable to a shareholder (See Note 5) in substantially all of our assets.

Mandatory Registration Rights

The terms of the Debenture agreement require that we must file with the Securities and Exchange Commission on a Form SB-2 registration statement, or such other form that we are eligible to use, to register the Conversion Shares, together with any other shares of Common stock issuable hereunder for resale and distribution under the 1933 and cause to be filed not later than April 30, 2005 and declared effective not later than June 30, 2005. If we fail to make effective a registration statement we are subject to liquidated damages, an amount equal to two percent (2%) for each thirty (30) days or part thereof, thereafter of the principal amount of the Debenture remaining unconverted and purchase price of Conversion Shares issued upon conversion of the Debenture owned of record by the holder. The Company must pay the liquidated damages in cash or an amount equal to two hundred percent of such cash liquidated damages if paid in additional shares of registered un-legended free trading shares of common stock.

GOLDSPRING, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

ASSETS	June 30, 2005 (Unaudited - restated)	As Restated December 31, 2004

CURRENT ASSETS:
Cash and cash equivalents	$46,295	$1,951,802
Prepaid expenses and other current assets	144,501	149,796
Finished goods inventory	228,286	288,687
Inventory	32,964	—
TOTAL CURRENT ASSETS	452,046	2,390,285

PLANT, EQUIPMENT AND MINERAL PROPERTIES, NET:
Mineral properties	1,334,837	1,334,837
Plant and Equipment	1,451,368	1,379,614
Plant, Equipment and Mineral Properties	2,786,205	2,714,451
Accumulated depreciation	(376,521)	(219,834)
TOTAL PROPERTY AND EQUIPMENT	2,409,684	2,494,617

OTHER ASSETS:
Reclamation deposit	377,169	377,169
Equipment purchase deposit	100,000	110,000
TOTAL OTHER ASSETS	477,169	487,169

TOTAL ASSETS	$3,338,899	5,372,071

CURRENT LIABILITIES
Accounts Payable	$1,661,371	$589,799
Accrued Expenses	1,911,845	792,884
Short-Term Lease Obligations	34,772	34,517
Current portion of long-term debt	14,564,684	11,521,776
TOTAL CURRENT LIABILITIES	18,172,672	12,938,976

LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES
Long-term debt, net of current portion	38,859	243,858
Long-term Lease obligation, net of current portion	97,102	119,152
Long-term Reclamation liability	553,190	553,190
TOTAL LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES	689,151	916,200
TOTAL LIABILITIES	$18,861,823	$13,855,176

SHAREHOLDERS' DEFICIT
Common stock, $.000666 par value, 500,000,000
shares authorized , 250,201,992 shares issued and outstanding	$166,635	$113,966
Treasury Stock	(67)	(67)
Additional paid-in capital (See Note C)	3,013,208	3,574,272
Accumulated deficit - Prior years	(12,171,276)	(2,601,741)
Accumulated deficit - Current year	(6,531,422)	(9,569,535)
TOTAL SHAREHOLDERS’ DEFICIENCY	(15,522,922)	(8,483,105)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	$3,338,899	$5,372,071

GOLDSPRING, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
For the three month periods ended June 30,

	2005	2004
	(Unaudited - restated)	(Unaudited - restated)

REVENUE FROM GOLD SALES, NET	$691,861	$—

COSTS AND EXPENSES
Costs Applicable to sales (exclusive of depreciation, and amortization shown separately below)	—	—
Depletion, depreciation and amortization	80,899	—
Reclamation, Exploration and Test Mining Expenses	1,541,290	1,401,856
General and administrative	234,281	304,580
Other	174,196	15,096
TOTAL COSTS AND EXPENSES	2,030,666	1,721,532

OTHER INCOME (EXPENSE)
Gain on derivative instruments, net	—	395,150
Liquidated Damages	(985,835)	—
Other	—	(42,180)
Interest expense	(468,623)	—
Interest income	—	12,178
	(1,454,458)	365,148

NET LOSS	(2,793,263)	(1,356,384)

Net loss per common share - basic	$(0.011)	$(0.007)

Basic weighted average common shares outstanding	243,982,021	193,326,278

GOLDSPRING, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
For the six month periods ended June 30,

	2005	2004
	(Unaudited - restated)	(Unaudited - restated)

REVENUE FROM GOLD SALES, NET	$1,203,951	$—

COSTS AND EXPENSES
Costs Applicable to sales (exclusive of depreciation, and amortization shown separately below)	—	—
Depletion, depreciation and amortization	156,686	—
Reclamation, Exploration and Test Mining Expenses	2,811,380	3,115,950
General and administrative	518,535	578,443
Consulting and professional services	678,464	145,979
TOTAL COSTS AND EXPENSES	4,165,065	3,840,372

OTHER INCOME (EXPENSE)
Gain on derivative instruments, net	—	395,150
Liquidated Damages	(2,860,468)	—
Other	—	(42,180)
Interest expense	(723,862)	—
Interest income	13,522	12,636
	(3,570,808)	365,606

NET LOSS	(6,531,422)	(3,474,766)

Net loss per common share - basic	$(0.031)	$(0.019)

Basic weighted average common shares outstanding	208,705,670	184,291,427

GOLDSPRING, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six month periods ended June 30,

	2005	2004
	(Unaudited - restated)	(Unaudited - restated)
Cash flows from operating activities:
Net loss	$(6,531,422)	$(3,474,766)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation, depletion, and amortization	156,686	—
Liquidated damages from March 2004 financing and November 2004 restructuring	2,860,468	—
Consulting services provided in exchange for common stock	—	42,000
Accrued Loss on Sale of Gold Investment	—	42,180
(Increase) Decrease in operating assets:
Finished goods inventory	60,401	(106,689)
Inventory	(32,964)	—
Prepaid and other current assets	5,295	(70,841)
Other assets	—	235,609
Increase (decrease) in operating liabilities:
Accounts payable	1,071,571	375,097
Accrued expenses	34,595	191,904
Other	268,250
Total Adjustments to Reconcile Net Loss Used in Operating Activities	4,424,303	709,260
Net cash used in operating activities	(2,107,119)	(2,765,506)
Investing activities:
Investment in Gold		(1,016,700)
Equipment deposit	10,000	—
Acquisition of plant, equipment and mineral properties	(71,754)	(39,111)
Net cash used in investing activities	(81,754)	(1,055,811)
Financing activities:
Net Proceeds from Issuance of Stock	—	332,500
Proceeds from March 2004 financing, net	—	9,150,000
Purchase and Cancellation of Company’s Stock	—	(150,000)
Purchase of Company’s Stock and Recorded to Treasury	—	(75,000)
Conversion of debt into Company’s common shares	460,267
Principal payment Note Payable	(176,901)	(200,000)
Net Cash flows provided by financing activities	283,366	9,057,500
Net Increase (Decrease) in cash	(1,905,507)	5,236,183
Cash - beginning of period	1,951,802	364,138
Cash - end of period	$46,295	$5,600,321

Supplemental disclosures of non-cash investing and financing activities:

Issuance of notes for liquidated damages for failure to deliver shares	$403,175	$—
Issuance of notes for mandatory redemption payment plus accrued interest	$6,885,184	$—
Purchase and cancellation of common stock in connection with mandatory redemption payment	$6,801,975	$—

GOLDSPRING, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2005 AND 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES/ OVERVIEW

Forward-Looking Statements

The following discussion contains, in addition to historical information, forward-looking statements regarding GoldSpring, Inc. (“we,” the "Company," or "GSPG"), that involve risks and uncertainties. Our actual results could differ materially. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that could cause or contribute to such differences include possible need for additional financing; dependence on management; government regulation; and other factors discussed in this report and the Company's other filings with the Securities and Exchange Commission.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the financial statements and footnotes thereto included in our Form 10-KSB Report for the fiscal year ended December 31, 2004.

Restatement of Financial Statements

As a result of the restatements to our 2004 financials, discussed below, our June 30, 2005 financial statements have been restated. The impact of the 2004 restatements on our financials for the second quarter of 2005 are reflected in the following table.

Upon review of the standards for reporting mineral reserves as defined by SEC Industry Guide 7 (“Guide 7”), we have concluded that we did not have sufficient information to establish the existence of reserves as of December 31, 2004 and that certain costs that we had incurred in the development of our mining facility must be expensed as exploration or “test mining” costs. We have restated our 2004 financial statements to classify all costs previously capitalized (the recovery of which is dependent upon the economical extraction of gold from the mineralized material we are currently processing), as test mining expenses. These costs, which total approximately $4.5 million net of accumulated depreciation, include our asset retirement obligation asset of $453,786. In connection with our restatement of our mineral property assets, we have also reversed depletion taken on our mineral properties totaling $43,256.

The effect of the restatements on the six moth period ended June 30, 2005 consolidated statement of operations is as follows

	As Previously	Effect of	As
	Reported	Restatement	Restated

Mineral Properties	$1,258,833	$76,004	$1,334,837

Accumulated Deficit - Prior Years	($12,214,532)	$43,256	($12,171,276)

Net Loss - Current Quarter	($6,564,170)	$32,748	($6,531,422)

Net Loss per share	($0.031)	$0.00	($0.031)

NOTE B - LIQUIDATED DAMAGES

For the first half of 2005 (ended June 30, 2005), we recorded liquidated damages expenses due to investors of our March 2004 offering and subsequent November 30, 2004 restructuring as follows:

Liquidated damages relating to:
November 30, 2004 Non-Registration Provisions	$2,761,939
Failure to timely deliver shares upon notice of converting note holders	98,529
$2,860,468
Non-Registration Provisions

Our November 2004 subscription agreement required us to file a registration statement with the Securities and Exchange Commission no later than December 30, 2004 and to cause the registration statement to be declared effective no later than February 14, 2005. Our former Chief Executive Officer withdrew our pending registration statement and did not submit a new registration statement during the period of his purported control of our company. His failure to submit the registration statement to the SEC by December 30, 2004 triggered liquidated damages to accrue under the November 2004 subscription agreement. Accordingly, at December 31, 2004, we had accrued $222,013 of liquidated damages relating to Non-Registration Provisions. The liquidated damages continued to accrue in the amount of $222,013 for each 30-day period after December 30, 2004 until our registration statement is declared effective. Through March 29, 2005, the accrued liquidated damages totaled $888,052. The Subscription Agreement requires the liquidated damages to be paid in cash or stock issued in a transaction registered under the Securities Exchange Act of 1933, as amended (the "Act"). If paid in stock, we must issue stock in the amount of 200% of the cash payment amount. In lieu of stock issued in a registered transaction, we negotiated with the investors to issue restricted stock at a discount to market while adhering to the other requirements of the subscription agreement. This settlement resulted in the issuance of 59,203,918 shares of restricted common stock.

Failure to Timely Deliver Conversion Shares

On December 20, 2004, we received notice from holders of approximately $500,000 of convertible notes payable of their intention to convert into shares of our common stock. As a result, we recorded the issuance of 4,243,791 shares on December 20, 2004. We were required to deliver certificates representing unrestricted, stock issued in a registered transaction within three business days of our receipt of the notices of conversion (the “Delivery Date”). The failure to deliver the shares by the Delivery Date resulted in liquidated damages of 1% of the Note principal amount being converted per business day after the Delivery Date. Our former Chief Executive Officer did not deliver the stock certificates within the required period. On March 18, 2005 we delivered the certificates representing the shares of common stock to these converting note holders. The 84 -day delay in delivering the shares resulted in liquidated damages of $403,175. We recognized these damages during the fourth quarter of 2004 and the first quarter of 2005. We issued convertible notes for the amount of liquidated damages due.

NOTE C - MANDATORY REDEMPTION PAYMENT

Under the terms of the November 2004 subscription agreement, convertible note holders have the right to a mandatory redemption payment in the event we are prohibited or otherwise fail to deliver shares of our common stock to converting note holders. The mandatory redemption payment is calculated as an amount equal to the product of the number of shares of common stock otherwise deliverable upon conversion of the note’s principal and interest multiplied by the highest price of our common stock for the period beginning with the Deemed Conversion Date (the date the holder elects to convert the note) and ending with the payment date. On March 7, 2005, we received a mandatory redemption payment demand relating to our failure to deliver stock certificates representing 29,573,803 shares of our common stock. Under the mandatory redemption payment provisions of the November 2004 subscription agreement, we repurchased the 29,573,803 shares of common stock at $0.23 per share, or $6,801,975. We issued a secured convertible note in the aggregate amount of $6,885,184 with a 12% interest rate for the 29,573,803 shares and accrued interest.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
		287,925,342 Shares

		GoldSpring, Inc.

		Common Stock

		PROSPECTUS

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	4
Use of Proceeds	10
Dividend Policy	10
Price Range of Common Stock	10
Management’s Discussion and Analysis	12
Business	15
Management	22
Security Ownership of Certain Beneficial Owners and Management	26
Certain Relationships and Related Transactions	27
Description of Capital Stock	28
Indemnification of Directors and Officers	29
Plan of Distribution	31
Legal Matters	33
Experts	33
Where You Can Find More Information	33
Consolidated Financial Statements	F-1

		, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 22. Indemnification of Directors and Officers.

The certificate of incorporation and bylaws of the registrant provide that the registrant will indemnify and advance expenses, to the fullest extent permitted by the Florida General Corporation Law, to each person who is or was a director or officer of the registrant, or who serves or served any other enterprise or organization at the request of the registrant (an “Indemnitee”).

Under Florida law, to the extent that an Indemnitee is successful on the merits in defense of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of the registrant, or serves or served any other enterprise or organization at the request of the registrant, the registrant shall indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action.

If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, an Indemnitee may be indemnified under Florida law against both (i) expenses, including attorney’s fees, and (ii) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

If unsuccessful in defense of a suit brought by or in the right of the registrant, where the suit is settled, an Indemnitee may be indemnified under Florida law only against expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant except that if the Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the registrant, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses.

Also under Florida law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the registrant in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the registrant. The registrant may also advance expenses incurred by other employees and agents of the registrant upon such terms and conditions, if any, that the Board of Directors of the registrant deems appropriate.

Item 25. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee, the NASD filing fee, and the Nasdaq National Market additional listing fee.

SEC registration fee	$2,033
Accountants’ fees and expenses	40,000
Legal fees and expenses	75,000
Printing and engraving expenses	10,000
Miscellaneous fees	15,000
Total	$142,033

Item 26. Recent Sales of Unregistered Securities.

Reference is made to “Business - Recent Financing Events and Restructuring” in the prospectus forming part of this prospectus.

Item 27. Exhibits.

(a) Exhibits

Exhibit Number	Exhibit

3.1	Certificate of Incorporation of the Registrant, including all amendments to date (1)

3.2	Amended and Restated Bylaws of the Registrant (1)

10.5(a)	Subscription Agreement dated as of March 23, 2004 by and among the Registrant and the subscriber parties thereto (1)

10.5(b)	Subscription Agreement dated as of November 30, 2004 by and among the Registrant and the subscriber parties thereto (2)

10.6	Form of Convertible Note, dated as of November 30, 2004 issued by the Registrant to the subscribers (2)

10.7(a)	Common Stock Purchase Warrant A dated as of March 23, 2004 issued by the Registrant to the subscribers (1)

10.7(b)	Common Stock Purchase Warrant (Green Shoe) dated as of March 23, 2004 issued by the Registrant to the subscribers (1)

10.7(c)	Form of Class B Common Stock Purchase Warrant, dated as of November 30, 2004 issued by the Registrant to the subscribers (2)

10.8(a)	Funds Escrow Agreement, dated as of March 23, 2004 among the Registrant, the subscriber parties thereto, and the escrow agent (1)

10.8(b)	Funds Escrow Agreement, dated as of November 30, 2004 among the Registrant, the subscriber parties thereto, and the escrow agent (2)

21.1	List of Subsidiaries (1)

23.1	Consent of Jewett, Schwartz & Associates

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by Reference to Registration Statement on Form S-1 (Registration 333-114697)

(2)	Incorporated by Reference to Registrant’s Current Report on Form 8-K dated December 6, 2004, as filed on December 8, 2004.

(b) Financial Statement Schedules

The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 28. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, state of Arizona, on September 21, 2005.

GoldSpring, Inc.

By:	/s/ Robert T. Faber
Robert T. Faber
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ John F. Cook	Chairman of the Board	September 21, 2005
John F. Cook

/s/ Robert T. Faber	President, Chief Executive Officer (Principal Executive Officer),	September 21, 2005
Robert T. Faber	Chief Financial Officer (Principal Accounting and Financial
Officer), and Director

	Director	__________, 2005
Stephen B. Parent

/s/ Christopher L. Aguilar	Director	September 21, 2005
Christopher L. Aguilar

/s/ Todd S. Brow	Director	September 21, 2005
Todd S. Brown

/s/ Stanley A. Hirschman	Director	September 21, 2005
Stanley A. Hirschman

/s/ Phil E. Pearce	Director	September 21, 2005
Phil E. Pearce

	Director	September 21, 2005
Jerrie Gasch